SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2013 to 9/30/2013	9
1/1/2012 to 9/30/2012	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
1/1/2013 to 9/30/2013	17
1/1/2012 to 9/30/2012	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the Financial Statements	32
Reports and Statements
Unqualified Independent Auditors’ Review Report	77

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 9/30/2013
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 9/30/2013	YTD Previous Year 12/31/2012
1	Total assets	48,388,134	46,925,534
1.01	Current assets	6,459,861	8,386,446
1.01.01	Cash and cash equivalents	1,537,064	2,995,757
1.01.03	Trade receivables	1,801,568	2,032,431
1.01.04	Inventories	2,598,278	2,704,302
1.01.08	Other current assets	522,951	653,956
1.02	Non-current assets	41,928,273	38,539,088
1.02.01	Long-term receivables	4,351,635	3,526,732
1.02.01.06	Deferred taxes	2,695,225	1,869,775
1.02.01.09	Other non-current assets	1,656,410	1,656,957
1.02.02	Investments	25,239,697	23,356,506
1.02.03	Property, plant and equipment	12,301,851	11,636,182
1.02.04	Intangible assets	35,090	19,668

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 9/30/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	48,388,134	46,925,534
2.01	Current liabilities	7,379,493	5,700,760
2.01.01	Payroll and related taxes	175,930	130,014
2.01.02	Trade payables	947,893	1,193,726
2.01.03	Taxes payable	81,222	118,365
2.01.04	Borrowings and financing	4,496,376	2,621,503
2.01.05	Other payables	1,418,229	1,383,179
2.01.06	Provisions	259,843	253,973
2.01.06.01	Provision for tax, social security, labor and civil risks	259,843	253,973
2.02	Non-current liabilities	32,501,341	32,607,877
2.02.01	Borrowings and financing	21,034,342	21,518,489
2.02.02	Other payables	9,071,255	8,927,096
2.02.04	Provisions	2,395,744	2,162,292
2.02.04.01	Provision for tax, social security, labor and civil risks	435,738	344,951
2.02.04.02	Other provisions	1,960,006	1,817,341
2.02.04.02.03	Provision for environmental liabilities and asset decommissioning	392,346	400,487
2.02.04.02.04	Employee benefits	565,556	565,556
2.02.04.02.05	Provision for losses on investments	1,002,104	851,298
2.03	Shareholders’ equity	8,507,300	8,616,897
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends and interest on capital proposed	-	560,000
2.03.05	Retained earnings/accumulated losses	621,451	-
2.03.08	Other comprehensive income	215,276	386,324

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter of Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
3.01	Net revenue from sales and/or services	3,730,830	9,872,130	2,774,202	7,740,106
3.02	Cost of sales and/or services	(2,626,539)	(7,248,285)	(2,158,245)	(5,989,770)
3.03	Gross profit	1,104,291	2,623,845	615,957	1,750,336
3.04	Operating expenses/income	54,531	376,874	72,933	(1,237,082)
3.04.01	Selling expenses	(126,726)	(366,150)	(86,123)	(233,420)
3.04.02	General and administrative expenses	(72,816)	(236,009)	(80,939)	(248,472)
3.04.04	Other operating income	(28,817)	(23,608)	1,607	72,781
3.04.05	Other operating expenses	(114,177)	(336,862)	(103,289)	(1,676,769)
3.04.06	Share of profits (losses) of investees	397,067	1,339,503	341,677	848,798
3.05	Profit (loss) before finance income (costs) and taxes	1,158,822	3,000,719	688,890	513,254
3.06	Finance income (costs)	(724,391)	(2,504,369)	(661,975)	(2,337,669)
3.06.01	Finance income	28,275	98,895	31,566	154,762
3.06.02	Finance costs	(752,666)	(2,603,264)	(693,541)	(2,492,431)
3.06.02.01	Net exchange gains (losses) on financial instruments	(36,435)	(625,692)	(31,092)	(387,161)
3.06.02.02	Finance costs	(716,231)	(1,977,572)	(662,449)	(2,105,270)
3.07	Profit (loss) before taxes on income	434,431	496,350	26,915	(1,824,415)
3.08	Income tax and social contribution	65,251	525,127	142,799	1,072,463
3.09	Profit (loss) from continuing operations	499,682	1,021,477	169,714	(751,952)
3.11	Profit (loss) for the period	499,682	1,021,477	169,714	(751,952)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.34272	0.70062	0.11640	(0.51575)
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.34272	0.70062	0.11640	(0.51575)

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter of Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
4.01	Profit (loss) for the period	499,682	1,021,477	169,714	(751,952)
4.02	Other comprehensive income	399,378	(171,048)	520,495	1,421,335
4.02.01	Cumulative translation adjustments for the period	47,884	128,932	15,116	148,517
4.02.03	Available-for-sale assets, net of taxes	351,494	(299,980)	505,379	1,272,818
4.03	Comprehensive income for the period	899,060	850,429	690,209	669,383

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 9/30/2013	YTD Previous Year 01/01/2012 to 9/30/2012
6.01	Net cash generated by (used in) operating activities	1,094,412	1,962,702
6.01.01	Cash generated from operations	2,442,434	1,811,201
6.01.01.01	Profit (loss) for the period	1,021,477	(751,952)
6.01.01.02	Accrued charges on borrowings and financing	1,828,087	1,859,042
6.01.01.03	Accrued charges on borrowings and financing (granted)	(34,054)	(16,486)
6.01.01.04	Depreciation, depletion and amortization	698,973	681,805
6.01.01.05	Share of profits (losses) of investees	(1,339,503)	(848,798)
6.01.01.06	Deferred income tax and social contribution	(525,127)	(1,072,463)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	80,101	211,959
6.01.01.08	Inflation adjustment and exchange differences, net	744,306	387,161
6.01.01.09	Gain on derivative transactions	3,385	7,827
6.01.01.10	Impairment of available-for-sale securities	3,369	1,245,024
6.01.01.11	Residual value of writen-off long-lived assets	7,771	3,617
6.01.01.12	Other	(46,351)	104,465
6.01.02	Changes in assets and liabilities	(1,348,022)	151,501
6.01.02.01	Trade receivables - third parties	(1,628)	3,977
6.01.02.02	Receivables from related parties	(97,096)	1,199,120
6.01.02.03	Inventories	53,629	177,714
6.01.02.04	Receivables from related parties	(3,135)	146,833
6.01.02.05	Recoverable taxes	(9,286)	114,407
6.01.02.06	Judicial deposits	(9,754)	(25,894)
6.01.02.07	Dividends received from related parties	295,912	28,403
6.01.02.09	Trade payables	(251,948)	218,604
6.01.02.10	Payroll and related taxes	90,743	(1,367)
6.01.02.11	Taxes	58,495	(44,541)
6.01.02.12	Taxes in installments - REFIS	(78,726)	(229,846)
6.01.02.14	Tax, social security, labor, civil and environmental liabilities	(2,575)	(7,087)
6.01.02.15	Interest paid	(1,356,808)	(1,474,762)
6.01.02.16	Interest received	2,420	-
6.01.02.17	Interest on swap paid	(3,434)	(8,856)
6.01.02.18	Other	(34,831)	54,796
6.02	Net cash used in investing activities	(1,410,964)	(80,328)
6.02.01	Investments	(83,111)	(682,127)
6.02.02	Purchase of property, plant and equipment	(1,048,763)	(1,186,681)
6.02.04	Capital reduction in subsidiary	-	1,855,208
6.02.05	Receipt/payment in derivative transactions	(483)	-
6.02.06	Purchase of intangible assets	(11)	-
6.02.07	Related parties loans	(299,167)	(69,624)
6.02.08	Cash from acquisition of subsidiaries	421	-
6.02.09	Receipt of intercompany loans	20,150	2,896
6.03	Net cash generated by (used in) financing activities	(1,139,453)	(1,046,398)
6.03.01	Borrowings and financing raised	557,517	2,630,092
6.03.03	Amortization of borrowings	(414,053)	(2,213,319)
6.03.04	Amortization of related parties borrowings	(126,181)	(263,439)
6.03.05	Dividends and interest on capital paid	(1,156,736)	(1,199,732)

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 9/30/2013	YTD Previous Year 01/01/2012 to 9/30/2012
6.04	Exchange differences on translating cash and cash equivalents	(2,688)	(1,945)
6.05	Increase (decrease) in cash and cash equivalents	(1,458,693)	834,031
6.05.01	Cash and cash equivalents at the beginning of the period	2,995,757	2,073,244
6.05.02	Cash and cash equivalents at the end of the period	1,537,064	2,907,275

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 9/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.04	Capital transactions with shareholders			-560,000	-400,026		-960,026
5.04.06	Dividends				-210,000		-210,000
5.04.07	Interest on capital				-190,026		-190,026
5.04.11	Approval of additional dividends at Annual General Meeting			-560,000			-560,000
5.05	Total comprehensive income				1,021,477	-171,048	850,429
5.05.01	Profit for the period				1,021,477		1,021,477
5.05.02	Other comprehensive income					-171,048	-171,048
5.05.02.04	Cumulative translation adjustments for the period					128,932	128,932
5.05.02.08	Available-for-sale financial assets, net of taxes					-299,980	-299,980
5.07	Closing balances	4,540,000	30	3,130,543	621,451	215,276	8,507,300

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2012 to 9/30/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821
5.04	Capital transactions with shareholders	2,859,053		-3,132,545	-348,981		-622,473
5.04.01	Capital increases	2,859,053		-2,859,053
5.04.07	Interest on capital				-348,981		-348,981
5.04.10	Approval of prior year's proposed dividends			-273,492			-273,492
5.05	Total comprehensive income				-751,952	1,421,335	669,383
5.05.01	Profit for the period				-751,952		-751,952
5.05.02	Other comprehensive income					1,421,335	1,421,335
5.05.02.04	Cumulative translation adjustments for the period					148,517	148,517
5.05.02.08	Available-for-sale financial assets, net of taxes					1,272,818	1,272,818
5.07	Closing balances	4,540,000	30	4,539,075	-1,100,933	54,559	8,032,731

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2013 to 9/30/2013	YTD Previous year 1/1/2012 to 9/30/2012
7.01	Revenues	12,096,876	9,725,057
7.01.01	Sales of products and services	12,047,163	9,691,778
7.01.02	Other revenues	48,006	18,477
7.01.04	Allowance for doubtful debts	1,707	14,802
7.02	Raw materials acquired from third parties	(7,970,108)	(7,762,360)
7.02.01	Costs of sales and services	(6,990,593)	(5,673,306)
7.02.02	Materials, electric power, outside services and other	(994,376)	(825,246)
7.02.03	Impairment of assets	14,861	(1,263,808)
7.03	Gross value added	4,126,768	1,962,697
7.04	Retentions	(698,973)	(681,805)
7.04.01	Depreciation, amortization and depletion	(698,973)	(681,805)
7.05	Wealth created	3,427,795	1,280,892
7.06	Value added received as transfer	1,635,586	1,293,184
7.06.01	Share of profits of subsidiaries	1,339,503	848,798
7.06.02	Finance income	98,895	154,762
7.06.03	Other	197,188	289,624
7.07	Wealth for distribution	5,063,381	2,574,076
7.08	Wealth distributed	5,063,381	2,574,076
7.08.01	Personnel	795,133	705,196
7.08.01.01	Salaries and wages	617,705	533,861
7.08.01.02	Benefits	132,127	123,909
7.08.01.03	Severance pay fund (FGTS)	45,301	47,426
7.08.02	Taxes, fees and contributions	440,244	(164,155)
7.08.02.01	Federal	309,068	(302,491)
7.08.02.02	State	114,238	112,388
7.08.02.03	Municipal	16,938	25,948
7.08.03	Lenders and lessors	2,806,527	2,784,987
7.08.03.01	Interest	1,977,339	2,104,637
7.08.03.02	Leases	7,638	3,285
7.08.03.03	Other	821,550	677,065
7.08.04	Shareholders	1,021,477	(751,952)
7.08.04.01	Interest on capital	190,026	348,981
7.08.04.02	Dividends	210,000	-
7.08.04.03	Retained earnings (accumulated losses) for the period	621,451	(1,100,933)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 9/30/2013	YTD Previous Year 12/31/2012
1	Total assets	54,448,002	53,283,269
1.01	Current assets	17,611,306	19,098,586
1.01.01	Cash and cash equivalents	11,146,875	11,891,821
1.01.03	Trade receivables	2,514,545	2,661,417
1.01.04	Inventories	3,254,360	3,393,193
1.01.08	Other current assets	695,526	1,152,155
1.02	Non-current assets	36,836,696	34,184,683
1.02.01	Long-term receivables	4,691,972	3,920,971
1.02.01.02	Investments measured at amortized cost	146,401	116,753
1.02.01.06	Deferred taxes	2,860,413	2,177,079
1.02.01.09	Other non-current assets	1,685,158	1,627,139
1.02.02	Investments	11,238,283	10,839,787
1.02.03	Property, plant and equipment	19,946,346	18,519,064
1.02.04	Intangible assets	960,095	904,861

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 9/30/2013	YTD Previous Year 12/31/2012
2	Total liabilities and shareholders' equity	54,448,002	53,283,269
2.01	Current liabilities	6,741,010	6,550,899
2.01.01	Payroll and related taxes	240,161	184,963
2.01.02	Trade payables	1,218,197	2,025,461
2.01.03	Taxes payable	263,145	272,766
2.01.04	Borrowings and financing	3,366,230	2,169,122
2.01.05	Other payables	1,334,100	1,582,040
2.01.06	Provisions	319,177	316,547
2.01.06.01	Provision for tax, social security, labor and civil risks	319,177	316,547
2.02	Non-current liabilities	38,799,878	37,724,857
2.02.01	Borrowings and financing	27,828,045	27,135,582
2.02.02	Other payables	9,275,615	9,009,049
2.02.03	Deferred taxes	258,811	238,241
2.02.04	Provisions	1,437,407	1,341,985
2.02.04.01	Provision for tax, social security, labor and civil risks	474,866	371,697
2.02.04.02	Other provisions	962,541	970,288
2.02.04.02.03	Employee benefits	565,591	404,697
2.02.04.02.04	Provision for environmental liabilities and asset decommissioning	396,950	565,591
2.03	Shareholders’ equity	8,907,114	9,007,513
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	3,130,543	3,690,543
2.03.04.01	Legal reserve	336,190	336,190
2.03.04.02	Statutory reserve	2,794,353	2,794,353
2.03.04.08	Additional dividends proposed	-	560,000
2.03.05	Retained earnings/accumulated losses	621,451	-
2.03.08	Other comprehensive income	215,276	386,324
2.03.09	Non-controlling interests	399,814	390,616

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ITR –– Quarterly Financial Information – September 30, 2013 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements - Statement of Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter of Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
3.01	Net revenue from sales and/or services	4,661,416	12,363,601	3,781,570	10,784,866
3.02	Cost of sales and/or services	(3,259,211)	(9,131,010)	(2,832,764)	(7,943,780)
3.03	Gross profit	1,402,205	3,232,591	948,806	2,841,086
3.04	Operating expenses/income	(238,753)	(869,689)	(322,058)	(2,809,206)
3.04.01	Selling expenses	(208,791)	(666,415)	(200,770)	(482,800)
3.04.02	General and administrative expenses	(105,862)	(338,909)	(133,038)	(363,534)
3.04.04	Other operating income	10,083	35,289	9,049	53,445
3.04.05	Other operating expenses	(142,641)	(407,392)	(132,994)	(2,559,900)
3.04.06	Share of profits (losses) of investees	208,458	507,738	135,695	543,583
3.05	Profit (loss) before finance income (costs) and taxes	1,163,452	2,362,902	626,748	31,880
3.06	Finance income (costs)	(597,118)	(1,582,220)	(516,097)	(1,609,771)
3.06.01	Finance income	59,280	157,382	67,427	243,134
3.06.02	Finance costs	(656,398)	(1,739,602)	(583,524)	(1,852,905)
3.06.02.01	Net exchange gains (losses) on financial instruments	4,844	39,681	31,726	99,968
3.06.02.02	Finance costs	(661,242)	(1,779,283)	(615,250)	(1,952,873)
3.07	Profit (loss) before taxes on income	566,334	780,682	110,651	(1,577,891)
3.08	Income tax and social contribution	(63,446)	240,408	48,444	781,180
3.09	Profit (loss) from continuing operations	502,888	1,021,090	159,095	(796,711)
3.11	Consolidated profit (loss) for the period	502,888	1,021,090	159,095	(796,711)
3.11.01	Attributed to owners of the Company	499,682	1,021,477	169,714	(751,952)
3.11.02	Attributed to non-controlling interests	3,206	(387)	(10,619)	(44,759)
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.34272	0.70062	0.11640	(0.51575)
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.34272	0.70062	0.11640	(0.51575)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 7/1/2013 to 9/30/2013	YTD Current Year 1/1/2013 to 9/30/2013	Same Quarter of Previous Year 7/1/2012 to 9/30/2012	YTD Previous Year 1/1/2012 to 9/30/2012
4.01	Consolidated profit (loss) for the period	502,888	1,021,090	159,095	(796,711)
4.02	Other comprehensive income	399,378	(171,048)	520,495	1,421,335
4.02.01	Cumulative translation adjustments for the period	47,884	128,932	15,116	148,517
4.02.03	Available-for-sale assets, net of taxes	351,494	(299,980)	505,379	1,272,818
4.03	Consolidated comprehensive income for the period	902,266	850,042	679,590	624,624
4.03.01	Attributed to owners of the Company	899,060	850,429	690,209	669,383
4.03.02	Attributed to non-controlling interests	3,206	(387)	(10,619)	(44,759)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2013 to 9/30/2013	YTD Previous Year 01/01/2012 to 9/30/2012
6.01	Net cash generated by (used in) operating activities	1,401,236	1,308,726
6.01.01	Cash generated from operations	3,808,601	3,100,510
6.01.01.01	Profit (loss) for the period	1,021,090	(796,711)
6.01.01.02	Accrued charges on borrowings and financing	1,597,890	1,692,511
6.01.01.03	Depreciation, depletion and amortization	868,884	793,600
6.01.01.04	Share of profits (losses) of investees	(507,738)	(543,583)
6.01.01.05	Deferred income tax and social contribution	(527,544)	(1,012,528)
6.01.01.06	Provision for tax, social security, labor, civil and environmental risks	59,153	191,073
6.01.01.07	Inflation adjustment and exchange differences, net	1,272,140	736,181
6.01.01.08	Gain on derivative transactions	19,699	6,812
6.01.01.09	Impairment of available-for-sale security	5,002	2,022,793
6.01.01.10	Residual value of writen-off long-lived assets	26,805	4,565
6.01.01.11	Other	(26,780)	5,797
6.01.02	Changes in assets and liabilities	(2,407,365)	(1,791,784)
6.01.02.01	Trade receivables	(240,536)	(114,042)
6.01.02.02	Inventories	20,856	222,233
6.01.02.03	Receivables from related parties	(32,931)	(272,916)
6.01.02.04	Recoverable taxes	27,095	134,830
6.01.02.05	Judicial deposits	14,132	(17,962)
6.01.02.06	Dividends received from related parties	268,470
6.01.02.07	Trade payables	(771,473)	312,133
6.01.02.08	Payroll and related taxes	105,464	10,710
6.01.02.09	Taxes	117,254	89,433
6.01.02.10	Taxes in installments - REFIS	(79,073)	(230,120)
6.01.02.12	Tax, social security, labor, civil and environmental liabilities	(9,723)	(7,049)
6.01.02.13	Interest paid	(1,772,921)	(1,849,766)
6.01.02.14	Interest on swap paid	(3,434)	(34,490)
6.01.02.15	Other	(50,545)	(34,778)
6.02	Net cash used in investing activities	(1,446,678)	(2,463,410)
6.02.02	Investments		(166,915)
6.02.03	Purchase of property, plant and equipment	(1,749,615)	(2,076,193)
6.02.04	Cash from acquisition of subsidiaries		14,880
6.02.05	Receipt/payment in derivative transactions	332,655	46,156
6.02.06	Acquisition of subsidiaries		(300,545)
6.02.07	Purchase of intangible assets	(70)	(551)
6.02.08	Financial investment, net of redemption	(29,648)	19,758
6.03	Net cash generated by (used in) financing activities	(411,840)	(744,600)
6.03.01	Borrowings and financing raised	1,228,957	3,485,794
6.03.02	Amortization of borrowings	(489,485)	(2,279,919)
6.03.03	Amortization of principal - acquisition of subsidiaries		(806,937)
6.03.04	Dividends and interest on capital paid	(1,156,736)	(1,199,732)
6.03.05	Capital contribution by non-controlling shareholders	5,424	56,194
6.04	Exchange differences on translating cash and cash equivalents	(287,664)	(5,741)
6.05	Increase (decrease) in cash and cash equivalents	(744,946)	(1,905,025)
6.05.01	Cash and cash equivalents at the beginning of the period	11,891,821	13,440,690
6.05.02	Cash and cash equivalents at the end of the period	11,146,875	11,535,665

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2013 to 9/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders			-560,000	-400,026		-960,026		-960,026
5.04.06	Dividends				-210,000		-210,000		-210,000
5.04.07	Interest on capital				-190,026		-190,026		-190,026
5.04.11	Approval of additional dividends at Annual General Meeting			-560,000			-560,000		-560,000
5.05	Total comprehensive income				1,021,477	-171,048	850,429	-387	850,042
5.05.01	Profit for the period				1,021,477		1,021,477	-387	1,021,090
5.05.02	Other comprehensive income					-171,048	-171,048		-171,048
5.05.02.04	Cumulative translation adjustments for the period					128,932	128,932		128,932
5.05.02.08	Available-for-sale financial assets, net of taxes					-299,980	-299,980		-299,980
5.06	Internal changes in shareholders' equity							9,585	9,585
5.06.04	Non-controlling interests in subsidiaries							9,585	9,585
5.07	Closing balances	4,540,000	30	3,130,543	621,451	215,276	8,507,300	399,814	8,907,114

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2012 to 9/30/2012
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other compre-hensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.03	Adjusted opening balances	1,680,947	30	7,671,620		-1,366,776	7,985,821	431,349	8,417,170
5.04	Capital transactions with shareholders	2,859,053		-3,132,545	-348,981		-622,473		-622,473
5.04.01	Capital increases	2,859,053		-2,859,053
5.04.07	Interest on capital				-348,981		-348,981		-348,981
5.04.10	Approval of prior year's proposed dividends			-273,492			-273,492		-273,492
5.05	Total comprehensive income				-751,952	1,421,335	669,383	-44,759	624,624
5.05.01	Profit for the period				-751,952		-751,952	-44,759	-796,711
5.05.02	Other comprehensive income					1,421,335	1,421,335		1,421,335
5.05.02.04	Cumulative translation adjustments for the period					148,517	148,517		148,517
5.05.02.08	Available-for-sale financial assets, net of taxes					1,272,818	1,272,818		1,272,818
5.06	Internal changes in shareholders' equity							19,724	19,724
5.06.04	Non-controlling interests in subsidiaries							19,724	19,724
5.07	Closing balances	4,540,000	30	4,539,075	-1,100,933	54,559	8,032,731	406,314	8,439,045

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	YTD Current year 1/1/2013 to 9/30/2013	YTD Previous year 1/1/2012 to 9/30/2012
7.01	Revenues	14,859,753	12,997,757
7.01.01	Sales of products and services	14,797,947	12,961,609
7.01.02	Other revenues	60,159	21,204
7.01.04	Allowance for doubtful debts	1,647	14,944
7.02	Raw materials acquired from third parties	(9,705,748)	(10,510,615)
7.02.01	Costs of sales and services	(8,390,767)	(7,136,920)
7.02.02	Materials, electric power, outside services and other	(1,344,612)	(1,322,520)
7.02.03	Impairment of assets	29,631	(2,051,175)
7.03	Gross value added	5,154,005	2,487,142
7.04	Retentions	(868,884)	(793,600)
7.04.01	Depreciation, amortization and depletion	(868,884)	(793,600)
7.05	Wealth created	4,285,121	1,693,542
7.06	Value added received as transfer	2,659,610	2,286,232
7.06.01	Share of profits of subsidiaries	507,738	543,583
7.06.02	Finance income	157,382	243,134
7.06.03	Others	1,994,490	1,499,515
7.07	Wealth for distribution	6,944,731	3,979,774
7.08	Wealth distributed	6,944,731	3,979,774
7.08.01	Personnel	1,091,666	949,101
7.08.01.01	Salaries and wages	876,460	745,114
7.08.01.02	Benefits	162,038	148,475
7.08.01.03	Severance pay fund (FGTS)	53,168	55,512
7.08.02	Taxes, fees and contributions	1,087,961	474,003
7.08.02.01	Federal	771,974	167,911
7.08.02.02	State	290,865	273,324
7.08.02.03	Municipal	25,122	32,768
7.08.03	Lenders and lessors	3,744,014	3,353,381
7.08.03.01	Interest	1,779,545	1,951,514
7.08.03.02	Leases	11,512	5,832
7.08.03.03	Other	1,952,957	1,396,035
7.08.04	Shareholders	1,021,090	(796,711)
7.08.04.01	Interest on capital	190,026	348,981
7.08.04.02	Dividends	210,000	-
7.08.04.03	Retained earnings (accumulated losses) for the period	621,451	(1,100,933)
7.08.04.04	Non-controlling interests in retained earnings	(387)	(44,759)

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Economic Scenario

Global economic activity points to a recovery, chiefly due to the developed economies. In the third quarter of 2013, the global manufacturing Purchasing Managers Index (PMI) reached 53.3 points, its highest level for 18 months, mainly fueled by the recovery of the Eurozone countries. September’s Eurozone PMI reached 52.2 points, the highest figure since the second quarter of 2011, led by Germany. The IMF expects global GDP growth of 2.9% in 2013 and 3.6% in 2014.

USA

Indicators in the United States are also pointing to a recovery. The manufacturing PMI, published by the Institute for Supply Management (ISM), moved up for the fourth consecutive month, reaching 56.2 points in September, versus 55.7 in the previous month. Industrial production grew by 0.6% in September, with installed capacity use of 78.3%.

Also in September, unemployment rate fell to 7.2%, 0.4 p.p. down on June, but still above pre-global-crisis levels.

On the other hand, the impasse regarding the raising of the U.S. debt ceiling had a negative impact on economic activity in the quarter.

Given this scenario, the FED opted to maintain its economic stimuli, continuing with its asset purchase program. The institution expects 2013 GDP growth of between 2.0% and 2.3%.

Europe

September’s economic activity figures in Europe also indicate a recovery, led by Germany, but with the peripheral nations also recording positive indicators. In this context, the highlight was Spain, which posted growth of 0.1% in 3Q13 over the previous three months, following nine consecutive quarters of decline.

Average unemployment rate, on the other hand, remained high in Euro zone, reaching 12.2% in September, one of the highest levels since 1995. The Greek and Spanish rates had the highest levels. The latest figures from Greece show a 26.6% rate in July, while Spain’s rate remained flat at 26.6% in September.

As a result, the European Central Bank maintained a cautious approach, signaling that it may offer a new round of long-term loans to the banks.

In the United Kingdom, third-quarter GDP edged up by 0.8% over 2Q13, which in turn recorded growth of 0.7%, with services making an important contribution. Manufacturing PMI reached 56.7 points in September, slightly below the 57.1 recorded in August, exceeding 50 points for the sixth consecutive month. Likewise year-over-year industrial output increased 2.2% in September.

Asia

The Chinese government stimuli have proved successful, as shown by the latest economic indicators. Third-quarter GDP grew by 7.8% in the last 12 months and 2.2% over 2Q13. Compound PMI climbed from 48.2 points in June to 51.2 points in September, while industrial production moved up by 10.2% in the same month. Therefore, the government has reiterated its 2013 GDP growth target of 7.5%.

Japanese GDP grew by 3.8% in the second quarter, while manufacturing PMI reached 52.5 points in September, the highest figure since February 2011. Consumer confidence also moved up in September following three consecutive reductions, reaching 54.5 points. Retail sales grew by 3.1% in September, while industrial output moved up by 1.5%. Consequently, Japan’s central bank (BoJ) raised its economic assessment of the country’s nine regions for the second consecutive month.

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Brazil

In 2Q13 GDP posted growth of 1.5%, reflecting the 3.9% increase in agriculture and the 3.6% upturn in gross fixed capital formation. In the 12 months through June, year-on-year growth came to 1.9%. The Central Bank’s FOCUS report expects annual GDP growth of 2.5% in 2013.

Industrial production in September 2013 grew 0,7% over August, and moved up by 1.6% in the first nine months over the same period last year.

Inflation measured by the IPCA consumer price index recorded 0.35% in September, giving 5.86% in the last 12 months, above the target ceiling defined by the Monetary Policy Committee (COPOM), which raised the Selic base rate for the fifth consecutive time at its last meeting in September, this time to 9.50% p.a.

The real remained highly volatile against the U.S. dollar throughout the third quarter, peaking at R$2.45/US$, given the uncertainties surrounding the FED’s reduction of the monetary stimuli. However, following the decision to maintain the stimuli, the dollar fell back, closing September at R$2.23/US$.

Foreign reserves remained virtually flat at around US$376 billion.

Macroeconomic Projections

	2013	2014
IPCA (%)	5.85	5.93
Commercial dollar (final) – R$	2.25	2.40
SELIC (final - %)	10.00	10.25
GDP (%)	2.50	2.11
Industrial Production (%)	1.72	2.42
Source: FOCUS BACEN	Base: November 08, 2013

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. Given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries, Namisa, MRS Logística and CBSI, and now recognizes them in accordance with the equity accounting method. The main impacts were on net revenue, cost of goods sold, gross profit, the financial result, equity income and net income. For comparability purposes, the consolidated financial statements for the third quarter of 2012 were reclassified to reflect this alteration.

Net Revenue

CSN posted record consolidated net revenue of R$4,661 million in 3Q13, 15% up on 2Q13, mainly due to increased revenue from mining operations.

In the first nine months, net revenue totaled R$12,364 million, 15% more than in 9M12, chiefly due to higher revenue from the steel segment, and also a new record.

Cost of Goods Sold (COGS)

In 3Q13, consolidated COGS reached R$3,259 million, 8% up on the previous quarter, primarily due to higher volume sold in mining segment.

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Gross Profit

The Gross Profit reached R$1,402 million in the 3Q13, 35% up from 2Q13, for the same reasons afore mentioned.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$315 million in 3Q13, 17% down on the previous quarter, chiefly due to lower distribution costs.

CSN recorded a net expense of R$133 million in the “Other Operating Expenses” line in 3Q13, 9% down on the previous quarter, basically due to the upturn in non-recurring revenue in 3Q13.

EBITDA

The Company uses Adjusted EBITDA to measure the performance of its various segments and operating cash flow generation capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, equity income and other operating revenue (expenses).

Adjusted EBITDA considers the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Adjusted EBITDA totaled R$1,652 million in 3Q13, 51% up on the R$1,095 million posted in 2Q13, primarily due to the contribution of the mining and steel segments.

The consolidated adjusted EBITDA margin reached 31%, 7 p.p. more than in 2Q13.

Financial Result and Net Debt

The 3Q13 consolidated net financial result was negative by R$597 million, chiefly due to the following factors:

•         Interest on loans and financing totaling R$588 million;

•         Expenses of R$30 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$43 million.

These negative effects were partially offset by consolidated financial revenue of R$59 million and monetary and foreign exchange variations of R$5 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

On September 30, 2013, consolidated net debt stood at R$17.8 billion, R$0.9 billion more than the R$16.9 billion recorded on June 30, 2013, essentially due to the following factors:

•         Dividend and interest on equity payments totaling R$0.4 billion;

•         Investments of R$0.8 billion in fixed assets;

•         A R$0.7 billion disbursement effect related to the cost of debt;

•         A R$0.5 billion increase in working capital;

•         Other effects of R$0.2 billion.

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These effects were partially offset by adjusted EBITDA of R$1.7 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the third quarter at 3.65x, 0.27x down on the ratio recorded at the end of the previous quarter.

Equity Result

The consolidated equity result totaled R$208 million in 3Q13, basically due to the result of the jointly-owned subsidiary Namisa.

Net Income

CSN posted consolidated third-quarter net income of R$503 million, in line with the 2Q13 figure.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$838 million in 3Q13, R$424 million of which in the parent company, allocated as follows:

✓  Casa de Pedra mine and Port of Itaguaí: R$191 million;

✓  Long steel: R$105 million.

The remaining R$414 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina Logística: R$301 million;

✓  MRS:  R$41 million;

✓  Namisa:  R$11 million.

Working Capital

Working capital allocated to the Company’s businesses closed 3Q13 at R$2,455 million, R$513 million up on the R$1,942 million recorded at the end of 2Q13, chiefly due to the reduction in the suppliers line. The average supplier payment period narrowed by 17 days, partially offset by the four-day reduction in the inventory turnover period, raising the cash conversion cycle by 13 days.

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WORKING CAPITAL (R$ MM)	2Q13	3Q13	Change 3Q13 x 2Q13
Assets	3,983	4,007	24
Accounts Receivable	1,669	1,740	71
Inventory (*)	2,289	2,229	(61)
Advances to Taxes	25	39	14
Liabilities	2,041	1,552	(489)
Suppliers	1,547	1,020	(527)
Salaries and Social Contribution	205	240	35
Taxes Payable	253	263	10
Advances from Clients	36	29	(7)
Working Capital	1,942	2,455	513

TURNOVER RATIO Average Periods	2Q13	3Q13	Change 3Q13 x 2Q13
Receivables	32	32	0
Supplier Payment	48	31	(17)
Inventory Turnover	71	67	(4)
Cash Conversion Cycle	55	68	13
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Net revenue by segment (R$ million)

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Adjusted EBITDA by segment (R$ million)

R$ million								3Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,198	1,646	50	288	55	105	(681)	4,661
Domestic Market	2,523	81	50	288	55	105	(268)	2,834
Foreign Market	675	1,565	-	-	-	-	(413)	1,827
Cost of Goods Sold	(2,532)	(828)	(24)	(177)	(44)	(70)	415	(3,259)
Gross Profit	667	818	27	111	11	34	(266)	1,402
Selling, General and Administrative Expenses	(195)	(2)	(5)	(26)	(5)	(18)	(64)	(315)
Depreciation	200	55	2	35	4	8	(31)	272
Proportional EBITDA of Jointly Controlled Companies							292	292
Adjusted EBITDA	672	872	24	120	10	24	(69)	1,652

R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
Proportional EBITDA of Jointly Controlled Companies							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

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Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the nine months through September 2013, 2.7% higher than in 9M12, with China responding for 586 million tonnes, 8% up in the same period. Global capacity use stood at 79% in August, identical to the June figure.

Given this scenario, the WSA expects global apparent steel consumption of 1.48 billion tonnes in 2013, 3.1% more than the year before, with China accounting for 700 million tonnes, 6.1% higher than in 2012. In 2014, the association estimates apparent consumption of 1.52 billion tonnes, 3.3% up on 2013.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 25.9 million tonnes in the first nine months, in line with 9M12 volume, while rolled flat output totaled 11.3 million tonnes, a 2% improvement over the same period last year.

Also in the first nine months, domestic flat steel consumption amounted to 10.6 million tonnes, 4% up year-on-year, while domestic sales increased by 7% to 9.2 million tonnes. On the other hand, imports dropped by 13% to 1.4 million tonnes and exports fell by 7.2% to 1.2 million tonnes in the same period.

The IABr estimates Brazilian crude steel production of 34.5 million tonnes in 2013, the same level as in 2012, accompanied by domestic sales growth of 5.3% to 22.8 million tonnes and a 3.2% upturn in apparent consumption to 26.0 million tonnes.

For 2014, the institute expects an apparent consumption of 27.0 million tonnes, an increase of 3.8%.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 2.84 million units, in the first nine months, 14% up on 9M12, with sales of 2.78 million units. The association estimates production growth of 12% in 2013 and 5% in 2014.

FENABRAVE (the Vehicle Distributors’ Association) expects record car and light commercial vehicle sales of 3.7 million units, 1.5% up on 2012. In the case of heavy vehicles, it estimates licensing of 188,000 units, with trucks and agricultural machinery, which have been growing strongly this year, moving up by 12% and 10%, respectively.

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 4.3% in 2013 through September over the same period last year.

In São Paulo state, SECOVI (the Residential Builders’ Association) expects sales of 35,000 units in 2013, 30% up on last year.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), white goods production fell by 3% year-on-year in the first eight months of 2013.

The government confirmed the recomposition of the IPI tax on home appliances and furniture by December 2013. The rate on stoves will increase from 3% to its original rate of 4%, while the tax on refrigerators and simple washing machines will return partially to their previous levels, moving up from 8.5% to 10% and from 4.5% to 5%, respectively.

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Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 3.4 million tonnes in the first nine months, 3.3% up on 9M12.

In the same period, purchases by the associated network came to 3.5 million tonnes, 10.7% up year-on-year. Inventories closed September at around 1.1 million tonnes, identical to the end of August, with a turnover of 2.7 months of sales.

Sales Volume

CSN sold 1.5 million tonnes of steel in 3Q13, 3.5% less than in 2Q13, when the Company recorded its second highest figure in terms of steel sales. Of this total, 77% went to the domestic market, 20% were sold by overseas subsidiaries and 3% went to direct exports.

In 9M13, steel sales came to 4.7 million tonnes, 8% up year-on-year and a new record for the period.

Domestic Sales Volume

CSN’s domestic steel sales came to 1.2 million tonnes in 3Q13, 3% less than in 2Q13, when the Company recorded its second highest figure.

In the first nine months, domestic steel sales totaled 3.6 million tonnes, an 8% improvement over 9M12 and a new period record.

Foreign Sales Volume

Foreign sales came to 354,000 tonnes in 3Q13, 4% less than in the previous quarter. Of this total, the overseas subsidiaries sold 313,000 tonnes, 180,000 of which by SWT. Direct exports came to 41,000 tonnes.

Prices

Net revenue per tonne averaged R$2,043 in 3Q13, 5% higher than the 2Q13 average of R$1,944.

Net Revenue

Net revenue from steel operations totaled R$3,198 million in 3Q13, 2% up on 2Q13 and the Company’s highest ever quarterly figure, basically due to the upturn in prices.

In the first nine months, net revenue came to R$9,293 million, 17% more than in 9M12 and a new period record, chiefly due to the increase in sales volume and higher prices.

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$2,532 million in 3Q13, in line with the previous quarter.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$672 million in 3Q13, 9% up on 2Q13, basically due to higher prices, raising the adjusted EBITDA margin to 21%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in the third quarter, in line with the 2Q13 figure, while slab consumption from third parties came to 152,000 tonnes and rolled steel output totaled 1.2 million tonnes, 4% down on the previous three months.

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Production (in thousand t)	2Q13	3Q13	Change
			3Q13 x 2Q13
Crude Steel (P. Vargas Mill)	1,156	1,161	0.4%
Purchased Slabs from Third Parties	165	152	-8%
Total Crude Steel	1,321	1,313	-1%
Total Rolled Products	1,205	1,152	-4%

Production Costs (Parent Company)

In 3Q13, the Presidente Vargas Steelworks’ total production costs came to R$1,787 million, R$65 million more than in 2Q13, R$33 million of which in raw materials and R$32 million in other production costs.

Mining

Scenario

In 3Q13, the seaborne iron ore market was positively impacted by higher demand for steel products in China, thanks to strong government stimuli and investments in infrastructure, which triggered the restocking of iron ore by steel plants. As a result, the Platts Fe62% CFR China index averaged US$132.51/dmt in 3Q13, 5.2% up on the previous three months.

The iron-ore quality premium hovered between US$2.10 and US$2.40/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$23.30/wmt, 30.6% more than the US$17.84/wmt recorded in 2Q13, due to higher demand for ships.

In 3Q13, Brazilian exports accounted for 27% of the seaborne market, totaling 86 million tonnes, 14% up on the quarter before.

Iron Ore Sales

Third-quarter iron ore sales totaled 7.7 million tonnes, 27% more than in 2Q13, virtually all of which was sold abroad. Of this total, 2.9 million tonnes were sold by Namisa1.

Additionaly, the Company’s own consumption  stood at 1.5 million tonnes.

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It is worth noting that Tecar, the Company’s terminal in the Port of Itaguaí, which began to operate with a new capacity of 45 million annual tones, loaded a record volume of 8.3 million tonnes of iron ore.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1.65 billion in 3Q13, 67% more than in 2Q13, chiefly due to the upturn in sales volume and higher prices.

Cost of Goods Sold (COGS)

Mining COGS came to R$828 million in 3Q13, 38% up on 2Q13, also due to the increase in sales volume.

Adjusted EBITDA

Adjusted EBITDA totaled R$872 million in 3Q13, a hefty 119% up on the previous quarter, for the same reasons mentioned above. The adjusted EBITDA margin reached 53%, 13 p.p. higher than in 2Q13.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), the Brazilian railways transported 225 million tonnes of useful cargo in the first half of 2013, and it expects to reach 491 million tonnes by year-end. In 2015, the association estimates volume of 551 million tonnes, 15% up on 2012.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 231 million total tonnes in 2Q13, 13% up on the previous three months, giving a first-half total of 436 million tonnes, 0.6% more than in 1H12.

Bulk solids totaled 144 million tonnes, 20% more than in 1Q13, giving 264 million tonnes in the first six months, a 1% year-on-year improvement.

Container handling came to 2.2 million TEUs1 in 2Q13, 13% higher than the previous quarter, reaching a first-half total of 4.1 million TEUs1, 5% more than in the same period last year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$288 million in 3Q13, COGS came to R$177 million and adjusted EBITDA totaled R$120 million, with an adjusted EBITDA margin of 42%.

Port Logistics

In 3Q13, net revenue from port logistics amounted to R$50 million, COGS totaled R$24 million and adjusted EBITDA reached R$24 million, with an adjusted EBITDA margin of 47%.

In the first nine months, CSN posted a record of R$133 million net revenue from port logistics operations, 22% up on 9M12, mostly influenced by the higher number of containers handled, which totaled 194,000 units in the period.

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Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 18.8 million tonnes in 3Q13, 7% up quarter-on-quarter. In the first nine months sales came to 52.4 million tonnes, 2% more than 9M12.The association expects annual sales growth close to 3%.

Analysis of Results

In 3Q13, CSN’s cement sales totaled 526,000 tonnes, net revenue came to R$105 million, COGS amounted to R$70 million and adjusted EBITDA stood at R$24 million, with an adjusted EBITDA margin of 23%.

In 9M13, cement revenue reached the record level of R$308 million, 6% more than in the same period of 2012, from sales volume of 1.5 million tonnes, also a new record.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption grew by 3.2% in 2013 through September, over the same period last year, led by the residential and commercial segments which recorded respective growth of 6.3% and 5.4%. The institution expects annual consumption growth of 3.3%.

Analysis of Results

In 3Q13, net revenue from energy sales amounted to R$55 million, COGS totaled R$44 million and adjusted EBITDA came to R$10 million, accompanied by an adjusted EBITDA margin of 18%.

Capital Market

CSN’s shares appreciated by 63% in 3Q13, substantially higher than the Ibovespa’s 10% upturn in the same period. On the NYSE, the Company’s ADRs appreciated by 59%, also well above the Dow Jones, which edged up by 2%.

Daily traded volume in CSN’s shares on the BM&FBovespa averaged R$65.4 million in 3Q13, 15% more than the R$57.0 million recorded in 2Q13. On the NYSE, daily traded volume in CSN’s ADRs averaged US$24.0 million, 11% up on the previous quarter’s average of US$21.7 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2Q13	3Q13
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	5.79	9.46
Closing price (US$/share)	2.70	4.28
Market Capitalization (R$ million)	8,437	13,792
Market Capitalization (US$ million)	3,932	6,233
Total return including dividends and interest on equity
CSNA3 (%)	-32%	63%
SID (%)	-38%	59%
Ibovespa	-16%	10%
Dow Jones	2%	2%
Volume
Average daily (thousand shares)	7,842	8,394
Average daily (R$ Thousand)	57,039	65,390
Average daily (thousand ADRs)	6,089	6,850
Average daily (US$ Thousand)	21,687	23,991
Source: Economática

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Subsequent Events

On November 13, 2013, the Board of Directors approved the payment to shareholders of interest on equity totaling R$100 million and interim dividends amounting R$400 million, which constitutes an anticipation of the minimum mandatory dividends for fiscal year 2013. Shareholders registered in the records of the depositary institution, on November 13, 2013 will be entitled to receive said dividends.

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in two railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), and Transnordestina Logística, which operates the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon, the Company operates the Container Terminal (Tecon) at the Itaguaí Port. Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

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•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 25 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities C    ommission).

The individual condensed interim financial statements have been prepared in accordance with the standards issued by the CPC and the CVM applicable to the preparation of the financial statements.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2012, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2012.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Business combination

The individual condensed and consolidated interim financial statements were approved by the Board of Directors on November 13, 2013.

(a)      Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of September 30, 2013, US$1 is equivalent to R$2.2300 (R$2.0435 as of December 31, 2012), €1 is equivalent to R$3.0181 (R$2.6954 as of December 31, 2012), and ¥1 is equivalent to R$0.02268 (R$0.02372 as of December 31, 2012).

(b)      Basis of consolidation

The consolidated interim financial statements for the period ended September 30, 2013 and the year ended December 31, 2012 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds Diplic, Mugen and Vértice as show below:

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•           Companies

	Equity interests (%)
Companies	9/30/2013	12/31/2012	Main activities

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
International Investment Fund (1)		100.00	Equity interests and financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Florestal Nacional S.A. (2)		99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	100.00	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	100.00	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
Transnordestina Logística S.A.	77.27	76.13	Railroad logistics
FTL - Ferrovia Transnordestina Logística S.A. (3)	99.99	99.99	Railroad logistics
Companhia Florestal do Brasil	99.99		Reforestation

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests
Lusosider Aços Planos, S. A.	99.94	99.94	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests

Indirect interest in subsidiaries: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)     Company liquidated on May 9, 2013.

(2)     Company merged on September 30, 2013.

(3)     New corporate name of TFNE - Transnordestina Ferrovias do Nordeste S.A., changed on February 15, 2013.

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•           Exclusive funds

	Equity interests (%)
Exclusive funds	9/30/2013	12/31/2012	Main activities

Direct interest: full consolidation
DIPLIC - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

3.     CHANGES IN ACCOUNTING POLICIES

The Company applied, beginning January 1, 2013, IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas” approved by the CVM in December 2012, which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities, and IFRS 11 Joint Arrangements, equivalent to CPC 19(R2) - "Negócios em Conjunto" approved by the CVM in November 2012, which requires a new valuation of joint arrangements, focusing on the rights and obligations of the arrangement, instead of its form.  IFRS 10 supersedes the consolidation requirements of SIC-12 Consolidation of Special Purpose Entities and IAS 27 Separate and Consolidated Financial Statements.  IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Joint Ventures - Non-Monetary Contributions by Venturers.

Accordingly, as the proportionate consolidation method for entities qualified as joint ventures is no longer allowed, the Company no longer consolidates its jointly controlled entities Nacional Minérios S.A., MRS Logística S.A., and CBSI - Companhia Brasileira de Serviços de Infraestrutura, and started to account for these entities by the equity method of accounting. In addition to the application of IFRS 10 and 11, management decided to adopt as accounting policy the elimination of the effect on profit or loss of transactions carried out with jointly controlled entities. As a result, part of the share of profits (losses) of jointly controlled entities was reclassified to finance costs, cost of sales and income tax and social contribution.

The Company also applied, beginning January 1, 2013, IFRS 12 – Disclosure of Interest in Other entities, equivalent to CPC 45 – “Disclosure of Interests in Other Entities” approved by the CVM in December 2012, which requires disclosures of the nature of, and risks associated with, the Company's interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

For purposes of comparison, the balances as of December 31, 2012 and September 30, 2012 have been adjusted taking into account said changes in accounting policy, and are being presented for comparative purposes in the notes to the financial statements, as shown below:

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i.       Balance sheet as of December 31, 2012

			Consolidated
			12/31/2012
	Published Balance Sheet	Adoption of IFRS 10 and IFRS 11	Adjusted Balance Sheet

ASSETS
Current assets
Cash and cash equivalents	14,444,875	(2,553,054)	11,891,821
Trade receivables	1,794,566	866,851	2,661,417
Inventories	3,580,025	(186,832)	3,393,193
Other current assets	1,302,479	(150,324)	1,152,155
Total current assets	21,121,945	(2,023,359)	19,098,586

Non-current assets
Long-term receivables
Financial investments	116,753		116,753
Deferred taxes	2,372,501	(195,422)	2,177,079
Other non-curent assetss	1,648,056	(20,917)	1,627,139
	4,137,310	(216,339)	3,920,971

Investments	2,351,774	8,488,013	10,839,787
Property, plant and equipment	20,408,747	(1,889,683)	18,519,064
Intangible assets	1,275,452	(370,591)	904,861
Total non-current assets	28,173,283	6,011,400	34,184,683

TOTAL ASSETS	49,295,228	3,988,041	53,283,269

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payroll and related taxes	241,291	(56,328)	184,963
Trade payables	1,957,789	67,672	2,025,461
Taxes payable	336,348	(63,582)	272,766
Borrowings and financing	2,295,409	(126,287)	2,169,122
Other payables	1,221,350	360,690	1,582,040
Provision for tax, social security, labor, civil and environmental risks	355,889	(39,342)	316,547
Total current liabilities	6,408,076	142,823	6,550,899

Non-current liabilities
Borrowings and financing	27,856,350	(720,768)	27,135,582
Other payables	4,388,451	4,620,598	9,009,049
Deferred taxes	284,110	(45,869)	238,241
Provision for tax, social security, labor, civil and environmental risks	371,697		371,697
Pension and healthcare plan	565,591		565,591
Other provisions	413,440	(8,743)	404,697
Total non-current liabilities	33,879,639	3,845,218	37,724,857

Shareholders’ equity
Issued capital	4,540,000		4,540,000
Reserves	3,690,573		3,690,573
Valuation adjustments to equity	386,324		386,324
Non-controlling interests	390,616		390,616
Total shareholders' equity	9,007,513		9,007,513

TOTAL LIABILITIES AND SHAREHOLDES' EQUITY	49,295,228	3,988,041	53,283,269

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ii.      Statement of income for the period ended September 30, 2012

			Consolidated
			9/30/2012
	Published Balance Sheet	Adoption of IFRS 10 and IFRS 11	Adjusted Balance Sheet
Net revenue from sales and/or services	12,299,740	(1,514,874)	10,784,866
Cost of sales and/or services	(8,837,043)	893,263	(7,943,780)
Gross profit	3,462,697	(621,611)	2,841,086
Operating expenses/income	(3,542,566)	733,360	(2,809,206)
Selling expenses	(589,854)	107,054	(482,800)
General and administrative expenses	(442,993)	79,459	(363,534)
Share of profits (losses) of investees	(79)	543,662	543,583
Other operating income (expenses), net	(2,509,640)	3,185	(2,506,455)
Profit (loss) before finance income (costs)	(79,869)	111,749	31,880
Finance income (costs), net	(1,442,776)	(166,995)	(1,609,771)
Profit (loss) before taxes on income	(1,522,645)	(55,246)	(1,577,891)
Income tax and social contribution	725,934	55,246	781,180
Loss for the period	(796,711)		(796,711)
Attributable to:
Owners of the Company	(751,952)		(751,952)
Non-controlling interests	(44,759)		(44,759)

4.     CASH AND CASH EQUIVALENTS

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Current
Cash and cash equivalents
Cash and banks	155,692	205,056	50,442	25,897

Short-term investments
In Brazil:
Government securities	75,061	862,299	61,340	769,447
Private securities	421,297	540,688	50,244	340,720
	496,358	1,402,987	111,584	1,110,167
Abroad:
Time deposits	10,494,825	10,283,778	1,375,038	1,859,693
Total short-term investments	10,991,183	11,686,765	1,486,622	2,969,860
Cash and cash equivalents	11,146,875	11,891,821	1,537,064	2,995,757

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) and Debentures with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes series B (NTN-B) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

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5.     TRADE RECEIVABLES

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Trade receivables
Third parties
Domestic market	775,862	776,442	493,614	521,517
Foreign market	966,334	754,159	78,469	23,799
Allowance for doubtful debts	(109,885)	(111,532)	(84,684)	(86,391)
	1,632,311	1,419,069	487,399	458,925
Related parties (Note 18 - b)	107,224	227,021	522,195	552,744
	1,739,535	1,646,090	1,009,594	1,011,669

Other receivables
Dividends receivable (Note 18 - b)	715,450	955,869	752,754	985,973
Other receivables	59,560	59,458	39,220	34,789
	775,010	1,015,327	791,974	1,020,762
	2,514,545	2,661,417	1,801,568	2,032,431

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Falling due	1,371,783	1,272,669	335,251	406,543
Overdue until 180 days	208,837	113,793	103,389	25,052
Overdue above 180 days	161,576	144,139	133,443	113,721
	1,742,196	1,530,601	572,083	545,316

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$350,136 as of September 30, 2013 (R$224,718 as of December 31, 2012), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Opening balance	(111,532)	(124,939)	(86,391)	(101,407)
Allowance for losses on trade receivables	(12,626)	(11,073)	(10,123)	(6,668)
Recovery of receivables	14,273	24,480	11,830	21,684
Closing balance	(109,885)	(111,532)	(84,684)	(86,391)

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6.     INVENTORIES

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Finished products	690,262	980,375	502,880	755,770
Work in process	651,949	668,170	538,433	584,952
Raw materials	749,236	722,922	521,307	477,350
Storeroom supplies	1,033,617	1,018,625	892,092	885,819
Iron ore	200,326	74,340	200,327	74,341
Advances to suppliers	20,868	36,921	17,405	16,414
(-) Allowance for inventory losses	(91,898)	(108,160)	(74,166)	(90,344)
	3,254,360	3,393,193	2,598,278	2,704,302

Changes in the allowance for inventory losses are as follows:

	Consolidated		Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Opening balance	(108,160)	(94,950)	(90,344)	(77,814)
Allowance for/reversals of slow-moving inventories and obsolescence	16,262	(13,210)	16,178	(12,530)
Closing balance	(91,898)	(108,160)	(74,166)	(90,344)

Allowances for certain items considered obsolete or slow-moving were recognized.

As of September 30, 2013, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets, as described in note 7.

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Judicial deposits (Note 16)			720,729	718,026			669,055	680,603
Credits with the PGFN (*) (Note 15)			87,600	84,392			87,600	84,392
Recoverable taxes (**)	429,438	407,297	187,437	183,092	264,772	267,172	83,752	68,675
Prepaid expenses	41,346	38,767	39,301	42,893	17,602	17,757	19,345	21,580
Actuarial asset - related party (Note 18)			93,546	93,546			93,163	93,163
Unrealized gains on derivatives (Note 13 I)	92,684	239,266	2,791		92,684	237,525
Guarantee margin on financial instruments (Note 13 l)	93,673	426,328			17,507	17,024
Securities held for trading (Note 13 I)	8,872				6,228
Ore inventory (Note 6)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Trade receivables			9,997	8,983			10,650	10,649
Loans with related parties (Nota 18 b)	2,102	5,362	355,943	314,699	109,494	89,551	408,524	308,976
Receivables from related parties (Note 18 b)	13,171	20,309	17,959	10,515	14,664	24,927	114,795	218,276
Other	14,240	14,826	16,920	18,058			16,591	17,708
	695,526	1,152,155	1,685,158	1,627,139	522,951	653,956	1,656,410	1,656,957

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program) as described in note 15 (a).

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

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8.     INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2013.

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Income tax and social contribution expenses (income)
Current	(287,136)	(231,348)	(123,290)	(81,283)
Deferred	527,544	1,012,528	59,844	129,727
	240,408	781,180	(63,446)	48,444

				Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Income tax and social contribution income
Deferred	525,127	1,072,463	65,251	142,799
	525,127	1,072,463	65,251	142,799

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Profit (loss) before income tax and social contribution	780,682	(1,577,891)	566,334	110,651
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(265,432)	536,483	(192,554)	(37,621)
Adjustment to reflect effective rate:
Interest on capital benefit	255,009	118,654	64,609	37,741
Income subject to special tax rates or untaxed	297,752	438,988	70,681	33,038
Tax loss carryforwards without recognizing deferred taxes	(33,504)	(52,536)	(26,137)	1,703
Impairment of available-for-sale security		(264,441)
Other permanent deductions (add-backs)	(13,417)	4,032	19,955	13,583
Income tax and social contribution in profit (loss) for the period	240,408	781,180	(63,446)	48,444
Effective rate	-31%	50%	-11%	44%

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Profit (loss) before income tax and social contribution	496,350	(1,824,415)	434,431	26,915
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(168,759)	620,301	(147,707)	(9,151)
Adjustment to reflect effective rate:
Interest on capital benefit	255,009	118,654	64,609	37,741
Equity in subsidiaries	455,431	288,591	135,003	116,170
Other permanent deductions (add-backs)	(16,554)	44,917	13,346	(1,961)
Income tax and social contribution in profit (loss) for the period	525,127	1,072,463	65,251	142,799
Effective rate	-106%	59%	15%	531%

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(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

				Consolidated
	Opening balance	Movement		Closing balance
	12/31/2012	Comprehensive income	Profit or loss	9/30/2013
Deferred tax assets
Income tax loss carryforwards	818,705	19,822	148,214	986,741
Social contribution loss carryforwards	242,606		52,858	295,464
Temporary differences	1,115,768	142,320	320,120	1,578,208
- Provision for tax, social security, labor, civil and environmental riskss	171,262		33,501	204,763
- Provision for environmental liabilities	130,358		(3,324)	127,034
- Allowance for asset losses	53,887		(3,011)	50,876
- Allowance for inventory losses	29,638		(4,277)	25,361
- Gains (losses) on financial instruments	358,110	154,535	48,272	560,917
-Actuarial liability (Pension and Healthcare Plan)	157,684		2,812	160,496
- Accrued supplies and services	55,072		27,018	82,090
- Allowance for doubtful debts	25,812		4,028	29,840
- Goodwill on acquisitions	(89,402)	(12,197)	(12,762)	(114,361)
- Unrealized exchange differences (*)	197,944		159,319	357,263
- Other	25,403	(18)	68,544	93,929
Non-current assets	2,177,079	162,142	521,192	2,860,413

Deferred tax liabilities
- Business combination	225,965	25,472	(7,945)	243,492
- Other	12,276	1,450	1,593	15,319
Non-current liabilities	238,241	26,922	(6,352)	258,811

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				Parent Company
	Opening balance	Movement			Closing balance
	12/31/2012	Comprehensive income	Profit or loss	Merger and partial spin-off of subsidiaries (**)	9/30/2013
Deferred tax assets
Income tax loss carryforwards	639,247		147,388		786,635
Social contribution loss carryforwards	231,805		56,535		288,340
Temporary differences	998,723	68,030	321,204	232,293	1,620,250
- Provision for tax, social security, labor, civil and environmental risks	164,342		33,355		197,697
- Provision for environmental liabilities	130,358		(3,324)		127,034
- Allowance for asset impairment losses	45,733		(1,240)		44,493
- Allowance for inventory impairment losses	29,472		(4,256)		25,216
- (Gains)/losses on financial instruments	47,511		47,361		94,872
- (Gains)/losses on available-for-sale financial assets	138,144	68,030	1,145	232,293	439,612
- Actuarial liability (Pension and Healthcare Plan)	157,802		2,812		160,614
- Accrued supplies and services	52,379		27,217		79,596
- Allowance for doubtful debts	24,804		3,869		28,673
- Goodwill on acquisitions	10,031		(10,031)
- Unrealized exchange differences (*)	197,944		159,319		357,263
- Other	203		64,977		65,180
Non-current assets	1,869,775	68,030	525,127	232,293	2,695,225

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Deferred income tax and social contribution asset arising from the merger of the subsidiary Florestal Nacional and partial spin-off of the subsidiaries CSN Cimentos e Companhia Metalúrgica Prada (note 9).

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain group companies have tax assets amounting to R$823,846 and R$257,935, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$12,059 expire in 2013, R$863 in 2014, R$34,687 in 2015, and R$54,809 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The undistributed profits of the Company’s foreign subsidiaries have been invested and continue to be invested in their operations, therefore, the deferred income tax is not recognized. These undistributed profits of the Company’s foreign subsidiaries amounted to R$7,094,737 as of September 30, 2013 (R$6,307,956 as of December 31, 2012).

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(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Income tax and social contribution
Gains on defined benefit pension plan	66,155	66,155	65,980	65,980
Changes in the fair value on available-for-sale financial assets	(222,629)	(377,164)	(217,134)	(285,164)
Exchange differences on translating foreign operations	(444,825)	(425,510)	(425,510)	(425,510)
	(601,299)	(736,519)	(576,664)	(644,694)

(d)   Tax incentives

The Company enjoys Income Tax incentives based on the legislation in effect, such as:  Worker Food Program, the Rouanet Law (tax incentives related to cultural activities), Tax Incentives for Audiovisual Activities, and Funds for the Rights of Children and Adolescents.  Until September 30, 2013, these tax incentives totaled R$175 (R$238 as of December 31, 2012).

9.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2012, except for the events mentioned below. Accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2013

•       Florestal Nacional S.A.

As of September 30, 2013, the subsidiary Florestal Nacional S.A. was merged into CSN with net assets of R$(391,389). As a result of the operation, Florestal Nacional was fully extinguished and CSN assumed all its rights and obligations.

•       CSN Cimentos S.A.

As of September 30, 2013, CSN Cimentos was partially spun off and CSN absorbed the spun-off net assets in the amount of R$244,394. As a result of the operation, part of the assets of CSN Cimentos was transferred to CSN, which assumed the rights and obligations directly related to such assets. CSN Cimentos will continue with its normal operations since the spin-off did not involve any operating asset of the Company.

•       Companhia Metalúrgica Prada

As of September 30, 2013, Companhia Metalúrgica Prada was partially spun off and CSN absorbed the spun-off net assets in the amount of R$14,270. As a result of the operation, part of the assets of Prada was transferred to CSN, which assumed the rights and obligations directly related to such assets. Prada will continue with its normal operations since the spin-off did not involve any operating asset of the Company.

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The table below shows the allocation of the assets and liabilities merged/spun off in CSN's balance sheet:

Assets and liabilities merged	CSN Cimentos	Prada	Florestal Nacional	Total
Current assets (*)	104,416	19,318	4,174	127,908
Non-current assets (**)	140,446	82,914	395,542	618,902
Current liabilities (***)	(468)	(82,962)	(192,543)	(275,973)
Non-current liabilities (***)		(5,000)	(598,562)	(603,562)
Total assets and liabilities merged	244,394	14,270	(391,389)	(132,725)

(*) Refers mainly to prepayment contract with the parent company CSN.

(**) Refers mainly to available-for-sale investments and deferred taxes.

(***) Refers mainly to intercompany loans, CSN and Florestal Nacional with Congonhas Minérios.

•       Transnordestina Logística S.A.

On September 20, 2013, the Company signed (i) An Amendment to the Concession Agreement of the Northeast Network, which comprises the sections between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo and Paula Cavalcante to Macau (“Malha I”) and of Missão Velha – Salgueiro, Salgueiro – Trindade, Trindade – Eliseu Martins, Salgueiro – Porto de Suape and Missão Velha – Porto de Pecém (“Network II”), to include therein obligations assumed by TLSA related to the implementation of the Network II, as well as the readequacy of the sections that comprise it and (ii) Term of Adjustment of Conduct between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Network II.

The signing of these agreements aims at the economic and financial balance of the Concession of the Northeast Network, leading to the extension of the concession period for exploring the services of the Network II, which may be extended up to 2057, and the segregation of the assets related to Network I, which will be merged into a new company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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a)     Direct equity interests in subsidiaries and jointly controlled entities

							9/30/2013				12/31/2012	9/30/2012
Companies	Number of shares						Profit					Profit
	held by CSN		%				(loss)%					(loss)
	(in units)		Direct equity			Shareholders'	for the	Direct equity			Shareholders'	for the
	Common	Preferred	interest	Assets	Liabilities	equity	period	interest	Assets	Liabilities	equity	period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,550,344	8,062,174	(511,830)	(309,117)	100.00	7,058,295	7,261,007	(202,712)	(72,451)
CSN Islands VIII Corp.	2,501,000		100.00	1,378,517	1,353,757	24,760	(28,975)	100.00	1,419,190	1,365,455	53,735	37
CSN Islands IX Corp.	3,000,000		100.00	912,231	910,281	1,950	77	100.00	856,329	854,456	1,873	(78)
CSN Islands X Corp.	1,000		100.00	45	50,053	(50,008)	(4,782)	100.00	57	45,283	(45,226)	(3,966)
CSN Islands XI Corp.	50,000		100.00	1,681,408	1,673,768	7,640	744	100.00	1,566,837	1,559,941	6,896	271
CSN Islands XII Corp.	1,540		100.00	1,813,592	2,230,427	(416,835)	(136,858)	100.00	1,763,078	2,043,055	(279,977)	(105,967)
Tangua Inc.												1,794
International Investment Fund							(28)	100.00	98		98	(1,107)
CSN Minerals S.L.U.	131,649,926		100.00	4,255,408	1,609	4,253,799	491,807	100.00	3,762,487	495	3,761,992	808,388
CSN Export Europe, S.L.U.	35,924,748		100.00	886,045	284	885,761	95,858	100.00	790,202	299	789,903	70,733
CSN Metals S.L.U.	256,951,582		100.00	1,375,505	131	1,375,374	121,063	100.00	1,254,559	247	1,254,312	97,318
CSN Americas S.L.U.	151,877,946		100.00	1,866,786	6,657	1,860,129	165,519	100.00	1,688,612	10,383	1,678,229	270,681
CSN Steel S.L.U.	454,072,527		100.00	2,547,641	396,954	2,150,687	65,266	100.00	2,337,092	368,325	1,968,767	(87,037)
Sepetiba Tecon S.A.	254,015,052		99.99	317,488	76,052	241,436	37,657	99.99	259,258	35,939	223,319	23,282
Mineração Nacional S.A.	999,999		99.99	1,049	4	1,045	36	99.99	1,151	97	1,054	47
Florestal Nacional S.A.							(46,509)	99.99	440,909	742,238	(301,329)	(452,685)
Estanho de Rondônia S.A.	34,236,306		99.99	42,812	10,206	32,606	(1,150)	99.99	48,986	15,231	33,755	232
Companhia Metalic Nordeste	92,459,583		99.99	167,158	42,691	124,467	2,082	99.99	169,282	46,897	122,385	2,789
Companhia Metalúrgica Prada	601,085		99.99	668,223	422,658	245,565	(13,544)	99.99	686,299	456,952	229,347	(221,228)
CSN Cimentos S.A.	3,734,582,665		99.99	984,276	76,869	907,407	42,728	99.99	1,237,779	102,523	1,135,256	(310,973)
Congonhas Minérios S.A.	64,610,862		99.99	2,022,872	2,046,303	(23,431)	(1,377)	99.99	1,984,592	2,006,645	(22,053)	(18,660)
CSN Energia S.A.	43,149		99.99	30,060	12,924	17,136	9,084	99.99	15,796	7,744	8,052	(12,188)
Transnordestina Logística S.A.	25,155,294	1,397,545	77.27	4,606,871	3,061,804	1,545,067	(35,312)	76.13	3,902,500	2,450,426	1,452,074	(41,855)
FTL - Ferrovia Transnordestina Logística S.A.	9,999		99.99	10		10		99.99	10		10
Companhia Florestal do Brasil	19,358,449		99.99	19,696	387	19,309	(49)
Jointly Controlled Entities
Nacional Minérios S.A.	285,040,443		60.00	9,631,352	1,030,994	8,600,358	798,666	60.00	9,118,928	1,317,238	7,801,690	1,312,618
Itá Energética S.A.	253,606,842		48.75	339,804	17,436	322,368	6,751	48.75	375,370	45,566	329,804	57,378
MRS Logística S.A.	52,414,154	40,301,916	27.27	1,739,638	997,602	742,036	86,297	27.27	1,712,266	1,026,680	685,586	333,901
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	21,234	17,575	3,659	1,760	50.00	14,635	12,747	1,888	(1,312)
CGPAR - Construção Pesada S.A.	500		50.00	55,166	48,655	6,511	6,451	50.00	37,599	36,669	930
Associates
Arvedi Metalfer do Brasil	21,408,833		20.00	48,224	34,457	13,767	(4,883)	20.00	22,718	9,740	12,977	(3,419)

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

b)     Changes in investments in affiliates,,jointly controlled, associates and others investments.

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Opening balance of investments	10,839,787	10,017,456	23,356,506	22,573,890
Opening balance of impairment loss allowance			(851,298)	(476,463)
Capital increase/acquisition of shares	6,836	165,792	475,968	649,496
Capital reduction				(1,855,208)
Merger and partial spin-off of subsidiaries (*)			132,725
Dividends	(28,082)	(547,604)	(62,725)	(585,675)
Comprehensive income (**)	(454,519)	94,967	(155,897)	867,905
Share of profits (losses) of investees (***)	879,762	1,103,632	1,339,503	1,331,593
Other	(5,501)	5,544	2,811	(330)
Closing balance of investments	11,238,283	10,839,787	25,239,697	23,356,506
Closing balance of impairment loss allowance			(1,002,104)	(851,298)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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(*) Merger of the subsidiary Florestal Nacional and partial spin-off of subsidiaries CSN Cimentos S.A and Companhia Metalúrgica Prada on September 30, 2013.

(**) Refers to the mark-to-market of investments classified as available-for-sale and the translation into the presentation currency of foreign investments, whose functional currency is not the Real.

(***) Below is a reconciliation of the share of profits (losses) of jointly controlled entities and the share of profits (losses) of investees recorded in the balance sheet after the reclassifications:

		Consolidated
	9/30/2013	12/31/2012
Share of profits (losses) of investees	879,762	1,103,632
Reclassifications
To cost of sales	(95,877)	(93,592)
To finance costs	(464,650)	(606,703)
To income tax and social contribution	190,579	238,099
Other	(2,076)
Adjusted share of profits (losses) of investees	507,738	641,436

c)     Investments in jointly controlled entities

The balances in the balance sheet and the statement of income of companies whose control is shared are shown below:

					9/30/2013					12/31/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%	50.00%	50.00%
Balance sheet
Current assets	6,424,403	47,837	751,751	36,281	57,931	5,654,420	89,370	931,922	25,383	42,676
Non-current assets	9,678,181	649,198	5,627,699	6,187	52,400	9,513,580	680,621	5,347,154	3,887	32,522
Long-term receivables	8,333,413	34,437	435,258	4	9	8,296,673	39,771	440,545		246
Investments, PP&E and intangible assets	1,344,768	614,761	5,192,441	6,183	52,391	1,216,907	640,850	4,906,609	3,887	32,276
Total assets	16,102,584	697,035	6,379,450	42,468	110,331	15,168,000	769,991	6,279,076	29,270	75,198

Current liabilities	1,385,416	29,563	1,047,994	24,458	52,967	1,889,429	87,658	1,209,841	16,131	58,524
Non-current liabilities	383,237	6,205	2,610,324	10,692	44,343	355,401	5,812	2,555,114	9,364	14,814
Shareholders' equity	14,333,931	661,267	2,721,132	7,318	13,021	12,923,170	676,521	2,514,121	3,775	1,860
Total liabilities and shareholders' equity	16,102,584	697,035	6,379,450	42,468	110,331	15,168,000	769,991	6,279,076	29,270	75,198

					9/30/2013			9/30/2012
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Nacional Minérios (*)	Itá Energética	MRS Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	60.00%	48.75%	27.27%
Statement of operations
Net revenue	1,873,759	111,537	2,194,355	76,869	118,638	2,741,562	175,987	2,243,575
Cost of sales and services	(1,026,348)	(58,204)	(1,428,344)	(67,697)	(99,298)	(1,979,785)	(49,784)	(1,481,348)
Gross profit	847,411	53,333	766,011	9,172	19,340	761,777	126,203	762,227
Operating (expenses) income	(98,711)	(33,090)	(202,826)	(4,322)	(37)	(263,056)	(37,896)	(181,790)
Finance income (costs), net	1,150,359	705	(77,750)	477	217	1,076,095	(1,593)	(73,315)
Income before income tax and social contribution	1,899,059	20,948	485,435	5,327	19,520	1,574,816	86,714	507,122
Current and deferred income tax and social contribution	(488,297)	(7,098)	(168,976)	(1,808)	(6,619)	(283,054)	(29,336)	(173,221)
Profit for the period	1,410,762	13,850	316,459	3,519	12,901	1,291,762	57,378	333,901

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and the statement of income amounts refer to 100% of the companies’ results.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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10.   PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not had significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Cost	185,039	1,828,492	11,358,581	145,255	9,192,369	683,889	23,393,625
Accumulated depreciation		(300,260)	(4,141,603)	(110,993)		(321,705)	(4,874,561)
Balance at December 31, 2012	185,039	1,528,232	7,216,978	34,262	9,192,369	362,184	18,519,064
Effect of foreign exchange differences	5,156	17,765	74,249	310	526	1,153	99,159
Acquisitions	29	387	209,010	1,792	1,527,422	10,975	1,749,615
Capitalized interest (Notes 24 and 31)					374,902		374,902
Write-offs		(4)	(5,978)	(12)	(20,792)	(19)	(26,805)
Depreciation		(44,549)	(767,812)	(4,809)		(24,516)	(841,686)
Estimated losses on disposal of assets						(325)	(325)
Transfers to other asset categories	19,421	183,142	599,864	1,448	(813,196)	9,321
Transfers to intangible assets					(31,501)		(31,501)
Other			(117,709)		166,439	55,193	103,923
Balance at September 30, 2013	209,645	1,684,973	7,208,602	32,991	10,396,169	413,966	19,946,346
Cost	209,645	2,035,835	12,131,650	148,845	10,396,169	747,696	25,669,840
Accumulated depreciation		(350,862)	(4,923,048)	(115,854)		(333,730)	(5,723,494)
Balance at September 30, 2013	209,645	1,684,973	7,208,602	32,991	10,396,169	413,966	19,946,346

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Cost	105,342	1,065,326	9,052,087	125,936	4,586,401	259,592	15,194,684
Accumulated depreciation		(130,193)	(3,232,560)	(98,839)		(96,910)	(3,558,502)
Balance at December 31, 2012	105,342	935,133	5,819,527	27,097	4,586,401	162,682	11,636,182
Acquisitions	12	372	174,994	1,519	867,865	4,001	1,048,763
Merger of subsidiaries					19,689		19,689
Capitalized interest (Notes 24 and 31)					232,064		232,064
Write-offs			(499)		(7,272)		(7,771)
Depreciation		(24,228)	(658,058)	(3,514)		(9,381)	(695,181)
Estimated losses on disposal of assets						2,166	2,166
Transfers to other asset categories	1,820	178,856	589,253	1,332	(777,955)	6,694
Transfers to intangible assets					(19,203)		(19,203)
Other			(117,064)		159,190	43,016	85,142
Balance at September 30, 2013	107,174	1,090,133	5,808,153	26,434	5,060,779	209,178	12,301,851
Cost	107,174	1,246,504	9,681,782	128,782	5,060,779	313,173	16,538,194
Accumulated depreciation		(156,371)	(3,873,629)	(102,348)		(103,995)	(4,236,343)
Balance at September 30, 2013	107,174	1,090,133	5,808,153	26,434	5,060,779	209,178	12,301,851

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers. In Company, it also includes leasehold improvements, vehicles, hardware, mines and fields and replacement storeroom supplies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		9/30/2013	12/31/2012
Logistics
	Expansion of Transnordestina railroad by 1,728 km for transportation mainly of iron ore, limestone, soybeans, cotton, sugarcane, fertilizers, oil and fuels.	2009	2016		4,710,819	3,925,720
	Equalization of Cradle 301.	2012	2014		100,162	27,554
	Current investments for maintenance of current operations.				652,161	726,416
					5,463,142	4,679,690
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	1,486,152	1,329,565
	Expansion of TECAR export capacity.	2009	2014/2016	(2)	774,647	695,859
	Current investments for maintenance of current operations.				26,362	332,638
					2,287,161	2,358,062
Steel
	Implementation of the long steel mill for production of rebar and wire rod.	2008	2013		1,783,586	1,460,694
	Implementation of a system to recover the gas pressure system of thef AF#3.	2006	2013		76,371	60,750
	Current investments for maintenance of current operations.				531,863	356,105
					2,391,820	1,877,549
Cement
	Construction of cement plants.	2011	2015		228,543	241,412
	Current investments for maintenance of current operations.				25,503	35,656
					254,046	277,068
Total construction in progress					10,396,169	9,192,369

(1)    Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)    Expected date for completion of the 45 Mtpa and 60 Mtpa stages

a)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Production cost	804,255	766,244	265,849	265,261
Selling expenses	6,208	6,009	2,033	1,990
General and administrative expenses	12,257	11,015	4,294	3,922
	822,720	783,268	272,176	271,173
Other operating expenses (*)	46,164	10,332	17,219	3,933
	868,884	793,600	289,395	275,106

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Production cost	666,414	661,502	221,106	225,022
Selling expenses	4,818	4,629	1,567	1,550
General and administrative expenses	6,421	6,238	2,297	2,307
	677,653	672,369	224,970	228,879
Other operating expenses (*)	21,320	9,436	7,171	3,703
	698,973	681,805	232,141	232,582

(*) Refers to the depreciation of unused equipment and amortization of customer portfolio of Stahlwerk Thüringen GmbH (“SWT”) (see note 23).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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11.   INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2013.

					Consolidated			Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Cost	666,768	347,440	41,849	92,124	1,148,181	14,135	26,787	40,922
Accumulated amortization	(150,004)		(32,455)		(182,459)	(1,044)	(20,210)	(21,254)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at December 31, 2012	455,903	347,440	9,394	92,124	904,861	13,091	6,577	19,668
Effect of foreign exchange differences		39,714	99	11,027	50,840
Acquisitions and expenditures			70		70		11	11
Transfer of property, plant and equipment			31,501		31,501		19,203	19,203
Amortization		(22,264)	(4,934)		(27,198)		(3,792)	(3,792)
Other movements			21		21
Balance at September 30, 2013	455,903	364,890	36,151	103,151	960,095	13,091	21,999	35,090
Cost	666,768	389,037	63,710	103,151	1,222,666	14,135	46,001	60,136
Accumulated amortization	(150,004)	(24,147)	(27,559)		(201,710)	(1,044)	(24,002)	(25,046)
Adjustment for accumulated recoverable value	(60,861)				(60,861)
Balance at September 30, 2013	455,903	364,890	36,151	103,151	960,095	13,091	21,999	35,090

12.   BORROWINGS, FINANCING AND DEBENTURES

The information related to borrowings, financing and debentures did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Rates p.a. (%)	Current liabilities		Non-current liabilities
		9/30/2013	12/31/2012	9/30/2013	12/31/2012		9/30/2013	12/31/2012	9/30/2013	12/31/2012
FOREIGN CURRENCY
Prepayment	1% to 3.50%	282,988	162,290	1,768,390	1,104,271	1% to 3.50%	282,988	162,290	1,768,390	1,104,271
Prepayment	3.51% to 7.50%	191,816	8,954		878,705	3.51% to 7.50%	295,026	121,962	2,361,485	3,105,474
Perpetual bonds	7.00%	3,035	2,781	2,230,000	2,043,500
Fixed rate notes	6.5% to 10%	1,316,175	1,265,330	5,240,500	4,802,225	4.14% to 9.13%	1,412,115	1,422,531	2,316,547	2,122,809
Financed imports	6.24%	2,375	6,813			6.24%	2,375	6,813
BNDES/FINAME	Res. 635/87 interest + 1.7% and 2.7%	20,592	32,395		10,755	Res. 635/87 interest + 1.7% and 2.7%	18,885	29,703		9,863
Intercompany						Libor 6M + 2.25 and 3%	698,410	91,505	104,613	634,124
Other	1.40% to 8.00% + 1.2%	6,078	9,860	453,070	409,337
		1,823,059	1,488,423	9,691,960	9,248,793		2,709,799	1,834,804	6,551,035	6,976,541
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	181,614	346,623	1,553,365	1,535,255	TJLP + 1.5% to 3.2% and Fixed rate of 2.5% to 5%	118,596	253,852	839,255	835,513
Debentures	105.8%, 106% and 110.8% CDI and TJLP + 0.85%	999,390	128,239	4,284,136	4,436,892	105.8%, 106% and 110.8% CDI	805,990	46,355	1,932,500	2,715,000
Prepayment	106.5% to 110.8 % CDI + Fixed rate of 8%	302,665	163,812	5,178,333	4,800,000	106.5% to 110.8 % CDI + Fixed rate of 8%	237,921	147,713	3,178,333	2,800,000
CCB	112.5% CDI	78,670	62,072	7,200,000	7,200,000	112.5% CDI	78,670	62,072	7,200,000	7,200,000
Intercompany						110.79% CDI	569,655	302,299	1,408,303	1,077,420
Other		10,599	10,983	15,764	16,581		2,058	1,986	3,087	3,973
		1,572,938	711,729	18,231,598	17,988,728		1,812,890	814,277	14,561,478	14,631,906
Total borrowings and financing		3,395,997	2,200,152	27,923,558	27,237,521		4,522,689	2,649,081	21,112,513	21,608,447
Transaction costs and issue premiums		(29,767)	(31,030)	(95,513)	(101,939)		(26,313)	(27,578)	(78,171)	(89,958)
Total borrowings and financing + transaction costs		3,366,230	2,169,122	27,828,045	27,135,582		4,496,376	2,621,503	21,034,342	21,518,489

The balances of prepaid intercompany borrowings total R$2,464,696 as of September 30, 2013 (R$2,339,776 as of December 31, 2012) and the balances of Fixed Rate Notes and Intercompany Bonds  total R$3,728,662 (R$3,545,340 as of December 31, 2012), see note 18.

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•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of September 30, 2013, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated	Parent Company
2014	1,180,170	4%	1,081,322	5%
2015	3,460,069	12%	3,444,869	16%
2016	3,052,620	11%	2,601,132	12%
2017	3,625,544	13%	2,944,720	14%
2018	3,975,321	14%	3,521,072	17%
After 2018	10,399,834	37%	7,519,398	36%
Perpetual bonds	2,230,000	9%
	27,923,558	100%	21,112,513	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Opening balance	29,304,704	26,973,247	24,139,992	23,335,636
Funding	1,228,957	3,510,834	557,517	2,712,471
Amortization	(2,262,406)	(4,539,026)	(1,897,042)	(4,713,335)
Other (*)	2,923,020	3,359,649	2,730,251	2,805,220
Closing balance	31,194,275	29,304,704	25,530,718	24,139,992

(*) Refers mainly to unrealized exchange and monetary variations.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of September 30, 2013.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of September 30, 2013, the amount is R$7,008 (R$12,233 as of December 31, 2012).

13.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2013.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

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•           Classification of financial instruments

Consolidated						9/30/2013					12/31/2012
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	4			11,146,875		11,146,875			11,891,821		11,891,821
Trade receivables, net	5			1,739,535		1,739,535			1,646,090		1,646,090
Guarantee margin on financial instruments	7 and 13			93,673		93,673			426,328		426,328
Derivative financial instruments	7 and 13		92,684			92,684		239,266			239,266
Securities held for trading	7		8,872			8,872
Total			101,556	12,980,083		13,081,639		239,266	13,964,239		14,203,505

Non-current assets
Other trade receivables	7			9,997		9,997			8,983		8,983
Investments		1,876,948				1,876,948	2,336,137				2,336,137
Derivative financial instruments	7		2,791			2,791
Short-term investments				146,401		146,401			116,753		116,753
Total		1,876,948	2,791	156,398		2,036,137	2,336,137		125,736		2,461,873

Total Assets		1,876,948	104,347	13,136,481		15,117,776	2,336,137	239,266	14,089,975		16,665,378

Liabilities
Current liabilities
Borrowings and financing	12				3,395,997	3,395,997				2,200,152	2,200,152
Derivative financial instruments	13 and 14		94,739			94,739		244,333			244,333
Trade payables					1,218,197	1,218,197				2,025,461	2,025,461
Total			94,739		4,614,194	4,708,933		244,333		4,225,613	4,469,946

Non-current liabilities
Borrowings and financing	12				27,923,558	27,923,558				27,237,521	27,237,521
Derivative financial instruments	13 and 14		15,308			15,308
Total			15,308		27,923,558	27,938,866				27,237,521	27,237,521

Total Liabilities			110,047		32,537,752	32,647,799		244,333		31,463,134	31,707,467

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				9/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		92,684		92,684		239,266		239,266
Securities held for trading	8,872			8,872
Non-current assets
Available-for-sale financial assets
Investments	1,876,948			1,876,948	2,336,137			2,336,137
Financial assets at fair value through profit or loss
Derivative financial instruments		2,791		2,791
Total Assets	1,885,820	95,475		1,981,295	2,336,137	239,266		2,575,403

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		94,739		94,739		244,333		244,333
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		15,308		15,308
Total Liabilities		110,047		110,047		244,333		244,333

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II – investments in financial instruments classified as available for sale and measured at fair value through OCI

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income. However, as of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		9/30/2013		12/31/2012
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,233,035	1,840,368	2,046,281	2,102,366
Fixed rate notes	6,556,675	6,962,151	6,067,555	6,811,081

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IV     Financial risk management policy

As of September 30, 2013, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2012.

•           Foreign exchange exposure

The consolidated net exposure as of September 30, 2013 is as follows:

		9/30/2013
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	4,723,276	6,862
Derivative guarantee margin	34,156
Trade receivables	337,197	31,182
Intercompany borrowings	154,532	78,134
Other assets	189	39,327
Total assets	5,249,350	155,505
Borrowings and financing	(4,946,762)	(119,808)
Trade payables	(79,323)	(2,243)
Other liabilities	(11,153)	(22,680)
Intercompany borrowings	(34,532)
Total liabilities	(5,071,770)	(144,731)
Gross exposure	177,580	10,774
Notional amount of derivatives contracted	110,000	(90,000)
Net exposure	287,580	(79,226)

•         Exchange swap transactions

						9/30/2013				12/31/2012	9/30/2013
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Effect on finance income (costs) in 2013
Counterparties	Transaction maturity	Currency Notional	Notional amount	Asset position	Liability position	Amount receivable/ (payable)	Notional amount	Asset position	Liability position	Amount receivable/ (payable)
Santander	2/1/2015	Dollar	10,000	24,913	(22,122)	2,791	10,000	22,686	(20,946)	1,740	1,051
Goldman Sachs	1/4/2014	Dollar	10,000	22,198	(22,286)	(88)					(88)
HSBC	1/4/2014	Dollar	90,000	199,812	(200,543)	(731)					(731)
Total dollar-to-real swap			110,000	246,923	(244,951)	1,972	10,000	22,686	(20,946)	1,740	232

Itaú BBA	11/22/2013	Euro	30,000	82,841	(83,534)	(693)	40,000	51,793	(52,876)	(1,083)	1,326
HSBC	11/22/2013	Euro	60,000	167,015	(167,069)	(54)	25,000	32,373	(33,047)	(674)	(5,198)
Goldman Sachs		Euro					25,000	32,363	(33,047)	(684)	(1,159)
Total euro-to-dollar swap			90,000	249,856	(250,603)	(747)	90,000	116,529	(118,970)	(2,441)	(5,031)

Deutsche Bank	12/12/2013	Yen	59,090,000	92,684	(92,377)	307	59,090,000	237,526	(236,965)	561	(58)
Total yen-to-dollar swap			59,090,000	92,684	(92,377)	307	59,090,000	237,526	(236,965)	561	(58)

BES	10/21/2013 to 11/29/2013	Dollar	5,175	11,565	(11,725)	(160)	44,392	90,687	(94,928)	(4,241)	3,851
Total dollar-to-euro swap			5,175	11,565	(11,725)	(160)	44,392	90,687	(94,928)	(4,241)	3,851

CSFB	12/11/2013	Real	43,000	73,044	(73,680)	(636)	64,500	109,540	(110,226)	(686)	(3,385)
Total Libor-to-CDI swap			43,000	73,044	(73,680)	(636)	64,500	109,540	(110,226)	(686)	(3,385)

Itaú BBA	1/3/2016	Real	150,000	150,167	(156,369)	(6,202)					(6,202)
HSBC	2/05/2016 to 3/01/2016	Real	185,000	184,304	(192,978)	(8,674)					(8,674)
Deutsche Bank	1/3/2016	Real	10,000	9,953	(10,385)	(432)					(432)
Total fixed rate-to-CDI swap			345,000	344,424	(359,732)	(15,308)					(15,308)

				1,018,496	(1,033,068)	(14,572)		576,968	(582,035)	(5,067)	(19,699)

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•         Classification of the derivatives in the balance sheet and statement of income

							9/30/2013
Instruments	Assets			Liabilities			Finance income (costs), net
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-real swap		2,791	2,791	819		819	232

Euro-to-dollar swap				747		747	(5,031)

Yen-to-dollar swap	92,684		92,684	92,377		92,377	(58)

Dollar-to-euro swap				160		160	3,851

Libor-to-CDI swap				636		636	(3,385)

Fixed rate-to-CDI swap					15,308	15,308	(15,308)

	92,684	2,791	95,475	94,739	15,308	110,047	(19,699)

						12/31/2012	9/30/2012
Instruments	Assets			Liabilities			Finance income (costs), net
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-real swap	1,740		1,740				8,095

Euro-to-dollar swap				2,441		2,441	(731)

Yen-to-dollar swap	237,526		237,526	236,965		236,965	289

Dollar-to-euro swap				4,241		4,241	(6,638)

Libor-to-CDI swap				686		686	(7,827)

	239,266		239,266	244,333		244,333	(6,812)

Interest rate swap transactions (Fixed rate to CDI)

Its purpose is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI), calculated and disclosed by CETIP. Basically, the Company carried out swaps of its obligations indexed to the fixed rate, in which it receives interest on the notional amount (long position) and pays 100% of the CDI on the notional amount in reais of the contract date (short position). The notional amount of this swap as of September 30, 2013 is R$345,000. The gains and losses on this contract are directly related to CDI variation. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

•         Sensitivity analysis of changes in interest rate swaps

	9/30/2013
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-real swap	110,000	Dólar	1,972	(61,325)	(122,650)

Euro-to-dollar swap	(90,000)	Euro	747	30,452	60,904

Dollar-to-euro swap	5,175	Dólar	160	(1,751)	(3,502)

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(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the fair values as of September 30, 2013 recognized in liabilities.

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of September 30, 2013 for dollar-to-real exchange swap R$2.2300, for euro-to-dollar exchange swap R$1.3534 and for dollar-to-euro swap R$1.3534.

•         Sensitivity analysis of interest rate swaps

	9/30/2013
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

Libor interest rate-to-CDI swap	43,000	(Libor) US$	(8,151)	(9,692)	8,151	9,692

Fixed interest rate-to-CDI swap	345,000	Pré	(6,857)	(14,369)	8,168	15,680

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of September 30, 2013.

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of September 30, 2013 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	9/30/2013	12/31/2012
TJLP	5.00	6,033	8,409
Libor	0.37	4,934	6,535
CDI	8.71	64,049	49,566

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

			Consolidated
	Other comprehensive income
	9/30/2013	12/31/2012	Net change
Net change in available-for-sale financial assets	432,161	732,141	(299,980)

The Company considers as probable scenario the amounts recognized at market values as of September 30, 2013. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of September 30, 2013. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

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		Impact on equity
Companies	Probable	25%	50%
Usiminas	428,780	199,711	399,421
Panatlântica	3,381	2,947	5,894
	432,161	202,658	405,315

•           Liquidity risk

					Consolidated
At September 30, 2013	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	3,395,997	4,640,239	10,653,485	12,629,834	31,319,555
Derivative financial instruments	94,739	15,308			110,047
Trade payables	1,218,197				1,218,197

At December 31, 2012
Borrowings, financing and debentures	2,200,152	2,838,954	10,248,009	14,150,558	29,437,673
Derivative financial instruments	244,333				244,333
Trade payables	2,025,461				2,025,461

V – Margin deposits

The Company holds margin deposits totaling R$93,673 as of September 30, 2013 (R$426,328 as of December 31, 2012); this amount is invested at Deutsche Bank and Credit Suisse as guarantee of the derivative financial instrument contracts, basically swaps between CSN Islands VIII and CSN.

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Payables to related parties (Note 18 b )	744,155	703,236	8,083,205	7,758,093	1,057,879	889,414	8,112,704	7,905,889
Unrealized losses on derivatives (Note 13 I)	94,739	244,333	15,308		636	686
Dividends payable to Company owners (Note 18 a)	51,863	155,537			51,863	155,537
Dividends and interest on capital payable non-controlling shareholders	50,045	146,081			50,045	146,081
Advances from customers	29,305	31,062			21,547	17,927
Taxes in installments (Note 15)	195,847	166,818	1,039,767	1,085,079	168,053	139,731	882,906	917,602
Profit sharing - employees	55,974	7,771			44,827
Other payables	112,172	127,202	137,335	165,877	23,379	33,803	75,645	103,605
	1,334,100	1,582,040	9,275,615	9,009,049	1,418,229	1,383,179	9,071,255	8,927,096

15.   TAXES IN INSTALLMENTS

The information related to taxes in installments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2013.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

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				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Federal REFIS (a)	125,060	119,977	958,467	998,668	106,994	102,689	807,014	840,621
Other taxes in installments (b)	70,787	46,841	81,300	86,411	61,059	37,042	75,892	76,981
	195,847	166,818	1,039,767	1,085,079	168,053	139,731	882,906	917,602

a)      Tax Recovery Program (REFIS)

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Measure 470/2009 ("REFIS").

As of September 30, 2013, the balance of the excess of the deposits after these offsets was R$87,600 (R$84,392 as of December 31, 2012), recognized in the caption of Credits with the PGFN/RFB, in other non-current assets.

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

16.   PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of September 30, 2013, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated
		9/30/2013		12/31/2012
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	256,977	104,402	178,657	99,400
Social security and labor	279,637	142,519	263,700	156,772
Civil	86,061	32,369	96,705	36,109
Environmental	4,016	961	7,056
Judicial deposits		17,258		11,350
	626,691	297,509	546,118	303,631
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	361,677	20,892	348,969
Other provisions	100,267	15,350	97,157	19,233
	167,352	423,220	142,126	414,395
	794,043	720,729	688,244	718,026

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			Parent Company
		9/30/2013		12/31/2012
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	218,532	94,424	152,481	94,419
Social security and labor	237,882	116,337	223,127	131,399
Civil	67,799	28,677	74,134	32,110
Environmental	4,016	892	7,056
Judicial deposits		5,505		8,280
	528,229	245,835	456,798	266,208
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	24,077	46,193
Income tax/”Verão” plan	20,892	361,677	20,892	348,969
Other provisions	100,267	15,350	97,157	19,233
	167,352	423,220	142,126	414,395
	695,581	669,055	598,924	680,603

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended September 30, 2013 were as follows:

					Consolidated
				Current + Non-current
Nature	12/31/2012	Additions	Inflation adjustment	Utilization, net of reversal	9/30/2013
Tax	320,783	69,804	38,954	(5,212)	424,329
Social security	43,858		2,663		46,521
Labor	219,842	55,793	21,759	(64,278)	233,116
Civil	96,705	5,668	(544)	(15,768)	86,061
Environmental	7,056	3,128	871	(7,039)	4,016
	688,244	134,393	63,703	(92,297)	794,043

					Parent Company
					Current + Non-current
Nature	12/31/2012	Additions	Inflation adjustment	Utilization, net of reversal	9/30/2013
Tax	294,607	54,436	36,847	(6)	385,884
Social security	43,288		2,550		45,838
Labor	179,839	50,589	17,434	(55,818)	192,044
Civil	74,134	2,509	886	(9,730)	67,799
Environmental	7,056	1,228	861	(5,129)	4,016
	598,924	108,762	58,578	(70,683)	695,581

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

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The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$14,177,683, of which R$1,107,108 related to labor and social security lawsuits, R$553,409  to civil lawsuits, and R$74,161  to environmental lawsuits. The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

As for the tax lawsuits these represent R$12,443,005, broken down as follows:

a)      R$1,981,272 refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries.

In October 2013, the Brazilian tax authorities introduced a tax debt refinancing program  (“REFIS”), based on Law 12,865/13 and subsequent amendments brought by Provisional Measure 627 of November 11, 2013, related to the levy of income tax and social contribution on profits of foreign subsidiaries earned by Brazilian companies with a deadline for joining the program on November 29, 2013.

Under the conditions of such REFIS, debts past due up to December 31, 2012 can be paid as follows: (i) in cash with a 100% reduction in fines and other legal charges or (ii) in up to 180 monthly installments, with 20% settled on the program joining date, with a 80% reduction in fines, 50% in interest and 100% in legal charges. Under this program, the payment of late payment fine, voluntary fine or isolated fine and up to 30% of the amount of the principal of the tax can be paid with credits from income tax and social contribution tax loss carryforwards of the company and of parent companies and subsidiaries as of December 31, 2011.

Although the risk remains unaltered, the Company is assessing the benefits of joining the REFIS.

b)      R$6,406,691  refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction. In May 2013, as per judgment by the Regional Judgment Office of São Paulo – SP (1st administrative level), a favorable decision to the Company was issued, canceling the assessment notice. By this decision, a mandatory appeal was filed, which will be judged by the Administrative Board of Tax Appeals – CARF.

c)      R$4,055,042 refers to other tax lawsuits (federal, state, and municipal taxes).

17.   PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND ASSET DECOMMISSIONING

The information related to provisions for environmental liabilities and asset decommissioning did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

The balance of the provisions for environmental liabilities and asset decommissioning is as follows:

		Consolidated	Parent Company
	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Environmental liability	373,630	383,405	373,630	383,405
Asset decommissioning	23,320	21,292	18,716	17,082
	396,950	404,697	392,346	400,487

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18.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012.

a)     Transactions with Holding Company

•  Liabilities

Companies	Proposed		Paid
	Dividends	Interest on capital	Dividends	Interest on capital
Vicunha Siderurgia		47,872	244,060	311,065
Rio Iaco		3,991	20,356	25,943
Total at 9/30/2013		51,863	264,416	337,008
Total at 12/31/2012	155,537		622,164

b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

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	Consolidated
	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Assets
Trade receivables	107,224		107,224
Loans	2,102	355,943	358,045
Dividends receivable	715,450		715,450
Actuarial asset		93,546	93,546
Other receivables	13,171	17,959	31,130
	837,947	467,448	1,305,395
Liabilities
Other payables
Accounts payable				20,675	618	21,293
Advances from customers (*)				723,480	8,082,587	8,806,067
Trade payables					4,659	4,659
Actuarial liability					17,939	17,939
				744,155	8,105,803	8,849,958
Total at 9/30/2013	837,947	467,448	1,305,395	744,155	8,105,803	8,849,958
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928

	Statement of Income
Income
Sales	639,855
Interest	772
Expenses
Purchases	(566,213)
Interest	(309,760)
Total at 9/30/2013	(235,346)
Total at 9/30/2012	(138,017)

(*) Advances from customers received from the jointly controlled entity Nacional Minérios S.A. Refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

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•           By company

								Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance Income and Costs, Net	Total

Jointly controlled entities
Nacional Minérios S.A.	760,484	343,950	1,104,434	723,925	8,083,239	8,807,164	276,900	(2,140)	(309,760)	(35,000)
MRS Logística S.A.	28,620		28,620	20,230	352	20,582		(400,594)		(400,594)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,297	8,193	14,490		3,852	3,852		(86,135)		(86,135)
CGPAR Construção Pesada S.A.	1,623	9,236	10,859		421	421		(66,551)		(66,551)
	797,024	361,379	1,158,403	744,155	8,087,864	8,832,019	276,900	(555,420)	(309,760)	(588,280)
Other related parties
CBS Previdência		93,546	93,546
Fundação CSN	321	523	844		17,939	17,939		(1,434)	65	(1,369)
Usiminas	1,187		1,187				20,382			20,382
Panatlântica	38,821		38,821				342,573			342,573
Ibis Participações e Serviços								(7,711)		(7,711)
Companhia de Gás do Ceará								(1,648)		(1,648)
	40,329	94,069	134,398		17,939	17,939	362,955	(10,793)	65	352,227
Associates
Arvedi Metalfer do Brasil S.A.	594	12,000	12,594						707	707
Total at 9/30/2013	837,947	467,448	1,305,395	744,155	8,105,803	8,849,958	639,855	(566,213)	(308,988)	(235,346)
Total at 12/31/2012	1,208,633	418,760	1,627,393	715,422	7,845,506	8,560,928
Total at 9/30/2012							349,650	(190,231)	(297,436)	(138,017)

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•           By transaction

	Parent Company
	Assets			Liabilities
	Current	Non-current	Total	Current	Non-current	Total

Assets
Trade receivables	522,195		522,195
Loans	109,494	408,524	518,018
Dividends receivable	752,754		752,754
Actuarial asseet		93,163	93,163
Short-term investments / Investments	115,612	106,489	222,101
Derivative financial instruments	92,684		92,684
Other receivables (*)	14,664	114,795	129,459
	1,607,403	722,971	2,330,374
Liabilities
Borrowings and financing
Prepayment				103,211	2,361,485	2,464,696
Fixed rate notes and intercompany bonds				1,412,115	2,316,547	3,728,662
Intercompany loans				1,268,065	1,512,916	2,780,981
Other payables
Accounts payable				334,399	30,117	364,516
Advances from customers				723,480	8,082,587	8,806,067
Trade payables				38,188		38,188
Actuarial liability					17,904	17,904
				3,879,458	14,321,556	18,201,014
Total at 9/30/2013	1,607,403	722,971	2,330,374	3,879,458	14,321,556	18,201,014
Total at 12/31/2012	1,872,304	1,647,437	3,519,741	3,005,668	13,837,314	16,842,982

	Statement of Income
Income
Sales	3,763,514
Interest	35,002
Exchange rate differences	2,581
Expenses
Purchases	(970,827)
Interest	(1,148,715)
Exchange rate differences	(568,350)
Total at 9/30/2013	1,113,205
Total at 9/30/2012	575,580

(*) Includes advances to related parties and advances for future capital increase.

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•           By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance Income and Costs, Net	Exchange Differences, Net	Total

Subsidiaries
CSN Islands VIII Corp.	92,684		92,684	1,363,089		1,363,089			(56,672)	(103,555)	(160,227)
CSN Portugal, Unipessoal Lda.				92,212	71,720	163,932			(8,451)	(11,834)	(20,285)
CSN Europe Lda.				24,648	48,630	73,278			(18)	(4,923)	(4,941)
CSN Resources S.A.				733,788	4,606,311	5,340,099			(201,953)	(438,640)	(640,593)
CSN Handel GmbH	213,165		213,165				2,073,020			(2,179)	2,070,841
CSN Ibéria Lda.					55,983	55,983			(1,043)	(4,638)	(5,681)
Companhia Metalúrgica Prada	181,164		181,164	1,273	196	1,469	822,120	(108,141)			713,979
CSN Cimentos S.A.	171		171	313,754	29,304	343,058	107,802	(2,034)	(18,379)		87,389
Companhia Metalic Nordeste	10	220	230	1,622		1,622	45,098	(873)			44,225
Estanho de Rondônia S.A.	1,063	850	1,913	9,670		9,670		(27,539)			(27,539)
Florestal Nacional S.A.		387	387						10,334		10,334
Sepetiba Tecon S.A.	36,241		36,241	2,638		2,638	1,869	(1,630)			239
Congonhas Minérios S.A.				569,655	1,408,303	1,977,958			(87,799)		(87,799)
Transnordestina Logística S.A.	108,579	413,734	522,313				25		22,948		22,973
CSN Energia S.A.								(178,094)			(178,094)
Companhia Brasileira de Latas	20,461	68,598	89,059	64		64	73,726	(1,861)			71,865
Stahlwerk Thüringen GmbH				17,812		17,812		(17,892)			(17,892)
	653,538	483,789	1,137,327	3,130,225	6,220,447	9,350,672	3,123,660	(338,064)	(341,033)	(565,769)	1,878,794
Jointly controlled entities
Nacional Minérios S.A.	759,297	530	759,827	723,958	8,083,205	8,807,163	276,899	(2,139)	(774,400)		(499,640)
MRS Logística S.A.	28,620		28,620	20,582		20,582		(400,594)			(400,594)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,167	8,005	14,172	3,852		3,852		(86,135)			(86,135)
CGPAR Construção Pesada S.A.	3,246	18,472	21,718	841		841		(133,102)			(133,102)
	797,330	27,007	824,337	749,233	8,083,205	8,832,438	276,899	(621,970)	(774,400)		(1,119,471)
Other related parties
CBS Previdência		93,163	93,163		17,904	17,904
Fundação CSN	321	523	844					(1,434)	65		(1,369)
Usiminas	1,187		1,187				20,382				20,382
Panatlântica	38,821		38,821				342,573				342,573
Ibis Participações e Serviços								(7,711)			(7,711)
Companhia de Gás do Ceará								(1,648)			(1,648)
	40,329	93,686	134,015		17,904	17,904	362,955	(10,793)	65		352,227
Associates
Arvedi Metalfer do Brasil S.A.	594	12,000	12,594						707		707

Exclusive funds
Diplic, Mugen e Vértice	115,612	106,489	222,101						948		948
Total at 9/30/2013	1,607,403	722,971	2,330,374	3,879,458	14,321,556	18,201,014	3,763,514	(970,827)	(1,113,713)	(565,769)	1,113,205
Total at 12/31/2012	1,872,304	1,647,437	3,519,741	3,005,668	13,837,314	16,842,982
Total em 30/09/2012							2,931,644	(561,759)	(1,002,825)	(791,480)	575,580

c)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors, statutory directors and other officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2013.

	9/30/2013	9/30/2012
	Profit or loss
Short-term benefits for employees and officers	4,750	2,949
Post-employment benefits	28	28
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	4,778	2,977

n/a – not applicable

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d)     Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions contained in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are preserved, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2013 and December 31, 2012 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of September 30, 2013 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of September 30, 2013, the Company did not have any treasury shares.

v. Ownership structure

As of September 30, 2013, the Company’s ownership structure was as follows:

		9/30/2013		12/31/2012
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.60%	27,509,316	1.89%
NYSE (ADRs)	329,254,650	22.58%	342,997,950	23.53%
BM&FBovespa	351,218,844	24.09%	318,761,118	21.85%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

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20.   DIVIDENDS AND INTEREST ON CAPITAL

On August 6, 2013, the Board of Directors approved the payment to the shareholders of interest on capital and/or interim dividends, amounting to R$300,000, of which R$210,000 refers to dividends and R$90,000 to interest on capital. The dividends and interest on capital represent an advance of the mandatory minimum dividend for the year 2013 and, therefore, should be ratified in the next Annual General Meeting and, consequently, be included in the proposal for allocation of the result for 2013.

The Company also recorded interest on capital amounting to R$100,026 as of September 30, 2013.

The calculation of interest on capital is based on the Long-Term Interest Rate (TJLP) fluctuation on shareholders' equity, limited to 50% of pretax profit for the period or, according to prevailing legislation, the higher of 50% of retained earnings and profit reserves.

In compliance with CVM Resolution 207 of December 31, 1996 and tax regulations, the Company elected to account for proposed interest on capital as a contra entry to finance costs and reverse it from the same line item. Therefore, interest on capital is not stated in the statement of income and does not affect profit, except for the tax effects recognized in income tax and social contribution line items. Management will propose that the amount of interest on capital be attributed to the mandatory minimum dividends.

21.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Gross revenue
Domestic market	10,728,602	9,958,900	3,699,436	3,641,278
Foreign market	4,210,529	3,214,696	1,846,759	995,668
	14,939,131	13,173,596	5,546,195	4,636,946
Deductions
Cancelled sales and discounts	(141,184)	(211,987)	(48,858)	(48,592)
Taxes levied on sales	(2,434,346)	(2,176,743)	(835,921)	(806,784)
	(2,575,530)	(2,388,730)	(884,779)	(855,376)
Net revenue	12,363,601	10,784,866	4,661,416	3,781,570

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Gross revenue
Domestic market	9,901,371	9,167,551	3,393,243	3,327,371
Foreign market	2,287,710	741,550	1,123,363	218,724
	12,189,081	9,909,101	4,516,606	3,546,095
Deductions
Cancelled sales and discounts	(141,918)	(217,323)	(51,687)	(49,994)
Taxes levied on sales	(2,175,033)	(1,951,672)	(734,089)	(721,899)
	(2,316,951)	(2,168,995)	(785,776)	(771,893)
Net revenue	9,872,130	7,740,106	3,730,830	2,774,202

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22.   EXPENSES BY NATURE

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Raw materials and inputs	(4,370,900)	(3,869,715)	(1,533,895)	(1,356,821)
Labor cost	(1,170,721)	(1,083,934)	(415,768)	(397,438)
Supplies	(833,407)	(734,713)	(291,798)	(251,466)
Maintenance cost (services and materials)	(954,140)	(755,738)	(355,144)	(262,842)
Outsourcing services	(1,580,926)	(1,059,808)	(556,985)	(431,307)
Depreciation, amortization and depletion (Note 10 a)	(822,720)	(783,268)	(272,176)	(271,173)
Other	(403,520)	(502,938)	(148,098)	(195,525)
	(10,136,334)	(8,790,114)	(3,573,864)	(3,166,572)

Classified as:
Cost of sales (Note 25)	(9,131,010)	(7,943,780)	(3,259,211)	(2,832,764)
Selling expenses (Note 25)	(666,415)	(482,800)	(208,791)	(200,770)
General and administrative expenses (Note 25)	(338,909)	(363,534)	(105,862)	(133,038)
	(10,136,334)	(8,790,114)	(3,573,864)	(3,166,572)

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Raw materials and inputs	(3,030,604)	(2,451,926)	(1,082,040)	(828,453)
Labor cost	(933,033)	(802,581)	(326,036)	(287,853)
Supplies	(797,730)	(649,383)	(277,844)	(203,563)
Maintenance cost (services and materials)	(919,819)	(748,686)	(344,084)	(274,915)
Outsourcing services	(1,081,322)	(674,685)	(413,456)	(246,740)
Depreciation, amortization and depletion (Note 10 a)	(677,653)	(672,369)	(224,970)	(228,879)
Other	(410,283)	(472,032)	(157,651)	(254,904)
	(7,850,444)	(6,471,662)	(2,826,081)	(2,325,307)

Classified as:
Cost of sales (Note 25)	(7,248,285)	(5,989,770)	(2,626,539)	(2,158,245)
Selling expenses (Note 25)	(366,150)	(233,420)	(126,726)	(86,123)
General and administrative expenses (Note 25)	(236,009)	(248,472)	(72,816)	(80,939)
	(7,850,444)	(6,471,662)	(2,826,081)	(2,325,307)

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23.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Other operating income
Untimely PIS / COFINS / ICMS credits	404	16,096		407
Lawsuit indemnities/wins	5,732	19,760	1,081	1,252
Rentals and leases	602	2,457	200	745
Reversal of provisions		1,953	(1,179)	782
Other income	28,551	13,179	9,981	5,863
	35,289	53,445	10,083	9,049
Other operating expenses
Taxes and fees	(32,572)	(65,129)	(16,153)	(17,575)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(135,868)	(243,119)	(44,839)	(54,285)
Contractual nondeductible fines	(3,845)	(69,924)	13,293	(15,258)
Depreciation of unused equipment (Note 10 a)	(46,164)	(10,332)	(17,219)	(3,933)
Residual value of written-off long-lived assets (Note 10)	(26,805)	(4,565)	(970)	(4,334)
Inventory impairment losses/reversals (Note 6)	16,262	(20,556)	(431)	(2,564)
Expenses on studies and project engineering	(45,466)	(41,106)	(20,576)	(14,140)
Pension plan expenses		(5,256)
Healthcare plan expenses	(35,051)	(26,921)	(13,325)	(9,867)
Impairment of available-for-sale security	(5,002)	(2,022,793)
Other expenses	(92,881)	(50,199)	(42,421)	(11,038)
	(407,392)	(2,559,900)	(142,641)	(132,994)
Other operating income (expenses)	(372,103)	(2,506,455)	(132,558)	(123,945)

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Other operating income
Untimely PIS / COFINS / ICMS credits	404	9,059		407
Lawsuit indemnities/wins	2,823	19,261	1,081	792
Rentals and leases	602	2,457	200	745
Reversal of provisions	(34,862)	36,033	(34,862)	(2,728)
Other income	7,425	5,971	4,764	2,391
	(23,608)	72,781	(28,817)	1,607

Other operating expenses
Taxes and fees	(20,552)	(11,683)	(3,364)	(5,848)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(136,439)	(234,768)	(45,784)	(62,996)
Contractual nondeductible fines		(69,611)	13,412	(10,422)
Depreciation of unused equipment (Note 10 a)	(21,320)	(9,436)	(7,171)	(3,703)
Residual value of written-off long-lived assets (Note 10)	(7,771)	(3,617)	(509)	(3,523)
Inventory impairment losses/reversals (Note 6)	16,178	(18,783)	1,361	(2,140)
Expenses on studies and project engineering	(44,708)	(39,786)	(20,287)	(13,824)
Pension plan expenses		(5,218)
Healthcare plan expenses	(35,066)	(26,905)	(13,329)	(9,862)
Impairment of available-for-sale security	(3,369)	(1,245,024)
Other expenses	(83,815)	(11,938)	(38,506)	9,029
	(336,862)	(1,676,769)	(114,177)	(103,289)
Other operating income (expenses)	(360,470)	(1,603,988)	(142,994)	(101,682)

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24.   FINANCE INCOME (COSTS)

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Finance income
Related parties (Note 18 b)	772		362
Income from short-term investments	100,110	141,027	42,271	36,022
Other income	56,500	102,107	16,647	31,405
	157,382	243,134	59,280	67,427
Finance costs
Borrowings and financing - foreign currency	(545,945)	(504,412)	(186,987)	(176,267)
Borrowings and financing - local currency	(1,117,087)	(1,188,134)	(426,856)	(356,300)
Related parties (Note 18 b)	(309,760)	(297,436)	(104,759)	(99,837)
Capitalized interest (Notes 10 and 31)	374,902	297,471	133,020	94,664
Losses on derivatives (*)	(18,693)	(7,827)	(2,482)	(1,920)
Interest, fines and late payment charges	(53,401)	(123,546)	(29,626)	(33,107)
Other finance costs	(109,299)	(128,989)	(43,552)	(42,483)
	(1,779,283)	(1,952,873)	(661,242)	(615,250)
Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(29,627)	(49,927)	4,194	745
Exchange differences	70,314	148,880	8,935	43,363
Exchange gains (losses) on derivatives (*)	(1,006)	1,015	(8,285)	(12,382)
	39,681	99,968	4,844	31,726

Finance costs, net	(1,582,220)	(1,609,771)	(597,118)	(516,097)

(*) Statement of gains and losses on derivative transactions
Dollar to real swap	232	8,095	(806)	312
Euro to dollar swap	(5,031)	(731)	(7,056)	(6,585)
Yen to dollar swap	(58)	289	2	6
Dollar to euro swap	3,851	(6,638)	(425)	(6,115)
	(1,006)	1,015	(8,285)	(12,382)
Libor to CDI swap	(3,385)	(7,827)	(1,091)	(1,920)
Fixed rate to CDI swap	(15,308)		(1,391)
	(18,693)	(7,827)	(2,482)	(1,920)
	(19,699)	(6,812)	(10,767)	(14,302)

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			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Finance income
Related parties (Note 18 b)	948	64,072	(4,846)	11,616
Related parties - loans and financing (Note 18b)	34,054	16,486	15,130	5,458
Income from short-term investments	13,455	7,682	8,523	(4,685)
Other income	50,438	66,522	9,468	19,177
	98,895	154,762	28,275	31,566
Finance costs
Borrowings and financing - foreign currency	(53,021)	(57,029)	(18,335)	(18,844)
Borrowings and financing - local currency	(858,415)	(926,080)	(327,434)	(282,043)
Related parties (Note 18 b)	(1,148,715)	(1,083,383)	(395,948)	(360,223)
Capitalized interest (Notes 10 and 31)	232,064	207,450	86,228	71,739
Losses on derivatives (*)	(3,385)	(7,827)	(1,091)	(1,920)
Interest, fines and late payment charges	(64,918)	(118,620)	(24,066)	(32,098)
Other finance costs	(81,182)	(119,781)	(35,585)	(39,060)
	(1,977,572)	(2,105,270)	(716,231)	(662,449)

Inflation adjustment and exchange gains (losses), net
Inflation adjustments	(26,648)	(4,583)	4,979	1,065
Exchange differences	(599,044)	(382,578)	(41,414)	(32,157)
	(625,692)	(387,161)	(36,435)	(31,092)

Finance costs, net	(2,504,369)	(2,337,669)	(724,391)	(661,975)

(*) Statement of gains and losses on derivative transactions
Libor to CDI swap	(3,385)	(7,827)	(1,091)	(1,920)
	(3,385)	(7,827)	(1,091)	(1,920)
	(3,385)	(7,827)	(1,091)	(1,920)

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25.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2013.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

	Nine-month period ended
								9/30/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	4,668,491	14,655,337				1,504,924
Net revenues
Domestic market	7,324,839	236,511	132,598	776,337	155,096	307,629	(724,108)	8,208,902
Foreign market	1,967,717	3,140,340					(953,358)	4,154,699
Total net revenue (Note 21)	9,292,556	3,376,851	132,598	776,337	155,096	307,629	(1,677,466)	12,363,601
Cost of sales and services (Note 22)	(7,514,714)	(1,883,276)	(66,324)	(525,072)	(118,741)	(207,318)	1,184,435	(9,131,010)
Gross profit	1,777,842	1,493,575	66,274	251,265	36,355	100,311	(493,031)	3,232,591
Selling and administrative expenses (Note 22)	(532,249)	(56,024)	(14,954)	(72,826)	(15,273)	(51,809)	(262,189)	(1,005,324)
Depreciation (Note 10 a)	572,641	159,016	5,394	101,396	12,795	22,972	(51,494)	822,720
Proportional EBITDA of jointly controlled entities							598,444	598,444
Adjusted EBITDA	1,818,234	1,596,567	56,714	279,835	33,877	71,474	(208,270)	3,648,431

								9/30/2013
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Asia	19,479	2,468,611						2,488,090
North America	471,237							471,237
Latin America	113,007							113,007
Europe	1,342,435	671,729						2,014,164
Other	21,559						(953,358)	(931,799)
Foreign market	1,967,717	3,140,340					(953,358)	4,154,699
Domestic market	7,324,839	236,511	132,598	776,337	155,096	307,629	(724,108)	8,208,902
TOTAL	9,292,556	3,376,851	132,598	776,337	155,096	307,629	(1,677,466)	12,363,601

	Three-month period ended
								9/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,531,044	6,534,083				525,630
Net revenues
Domestic market	2,523,072	81,312	50,103	288,001	55,162	104,669	(268,250)	2,834,069
Foreign market	675,204	1,565,024					(412,881)	1,827,347
Total net revenue (Note 21)	3,198,276	1,646,336	50,103	288,001	55,162	104,669	(681,131)	4,661,416
Cost of sales and services (Note 22)	(2,531,714)	(828,176)	(23,567)	(176,584)	(44,220)	(70,207)	415,257	(3,259,211)
Gross profit	666,562	818,160	26,536	111,417	10,942	34,462	(265,874)	1,402,205
Selling and administrative expenses (Note 22)	(194,590)	(1,708)	(4,721)	(26,333)	(5,307)	(18,455)	(63,539)	(314,653)
Depreciation (Note 10 a)	200,067	55,317	1,846	34,539	4,272	7,587	(31,452)	272,176
Proportional EBITDA of jointly controlled entities							292,024	292,024
Adjusted EBITDA	672,039	871,769	23,661	119,623	9,907	23,594	(68,841)	1,651,752

								9/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	7,277	1,214,175						1,221,452
North America	161,054							161,054
Latin America	39,163							39,163
Europe	460,056	350,849						810,905
Other	7,654						(412,881)	(405,227)
Foreign market	675,204	1,565,024					(412,881)	1,827,347
Domestic market	2,523,072	81,312	50,103	288,001	55,162	104,669	(268,250)	2,834,069
TOTAL	3,198,276	1,646,336	50,103	288,001	55,162	104,669	(681,131)	4,661,416

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	Nine-month period ended
Profit or loss								30/09/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	4,323,107	14,499,337				1,488,694
Net revenues
Domestic market	6,240,797	472,360	109,085	795,333	167,881	289,318	(472,187)	7,602,587
Foreign market	1,726,759	2,712,163					(1,256,643)	3,182,279
Total net revenue (Note 21)	7,967,556	3,184,523	109,085	795,333	167,881	289,318	(1,728,830)	10,784,866
Cost of sales and services (Note 22)	(6,562,517)	(1,680,473)	(61,379)	(541,471)	(105,640)	(219,734)	1,227,434	(7,943,780)
Gross profit	1,405,039	1,504,050	47,706	253,862	62,241	69,584	(501,396)	2,841,086
Selling and administrative expenses (Note 22)	(467,750)	(50,721)	(15,280)	(70,769)	(16,412)	(52,182)	(173,220)	(846,334)
Depreciation (Note 10 a)	566,964	140,951	4,919	103,694	12,979	19,663	(65,902)	783,268
Proportional EBITDA of jointly controlled entities							531,467	531,467
Adjusted EBITDA	1,504,253	1,594,280	37,345	286,787	58,808	37,065	(209,051)	3,309,487

								9/30/2012
Sales by geographic area	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Asia	19,183	2,024,671						2,043,854
North America	453,926	16,589						470,515
Latin America	159,870							159,870
Europe	1,082,864	670,903						1,753,767
Other	10,916						(1,256,643)	(1,245,727)
Foreign market	1,726,759	2,712,163					(1,256,643)	3,182,279
Domestic market	6,240,797	472,360	109,085	795,333	167,881	289,318	(472,187)	7,602,587
TOTAL	7,967,556	3,184,523	109,085	795,333	167,881	289,318	(1,728,830)	10,784,866

		Three-month period ended
								30/09/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,583,552	4,769,908				557,998
Net revenues
Domestic market	2,337,825	141,941	41,206	284,184	55,637	108,580	(175,285)	2,794,088
Foreign market	579,084	795,297					(386,899)	987,482
Total net revenue (Note 21)	2,916,909	937,238	41,206	284,184	55,637	108,580	(562,184)	3,781,570
Cost of sales and services (Note 22)	(2,322,857)	(570,924)	(21,000)	(183,313)	(39,999)	(75,604)	380,933	(2,832,764)
Gross profit	594,052	366,314	20,206	100,871	15,638	32,976	(181,251)	948,806
Selling and administrative expenses (Note 22)	(215,939)	(16,080)	(5,255)	(25,027)	(5,421)	(15,767)	(50,319)	(333,808)
Depreciation (Note 10 a)	189,305	47,773	1,714	34,775	4,258	6,339	(12,991)	271,173
Proportional EBITDA of jointly controlled entities							189,719	189,719
Adjusted EBITDA	567,418	398,007	16,665	110,619	14,475	23,548	(54,842)	1,075,890

								30/09/2012
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Ports	Railroads
Sales by geographic area
Asia	13,900	621,807						635,707
North America	151,145	16,589						167,734
Latin America	63,037							63,037
Europe	348,901	156,901						505,802
Other	2,101						(386,899)	(384,798)
Foreign market	579,084	795,297					(386,899)	987,482
Domestic market	2,337,825	141,941	41,206	284,184	55,637	108,580	(175,285)	2,794,088
TOTAL	2,916,909	937,238	41,206	284,184	55,637	108,580	(562,184)	3,781,570

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities. Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities. As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
(Loss) /profit for the period	1,021,090	(796,711)	502,888	159,095
Depreciation (Note 10 a)	822,720	783,268	272,176	271,173
Income tax and social contribution (Note 8)	(240,408)	(781,180)	63,446	(48,444)
	1,582,220	1,609,771	597,118	516,097
EBITDA	3,185,622	815,148	1,435,628	897,921
Other operating income (expenses) (Note 23)	372,103	2,506,455	132,558	123,945
Share of profits (losses) of investees	(507,738)	(543,583)	(208,458)	(135,695)
Proportional EBITDA of jointly controlled entities	598,444	531,467	292,024	189,719
Adjusted EBITDA (*)	3,648,431	3,309,487	1,651,752	1,075,890

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

26.   EARNINGS PER SHARE (EPS)

Basic earnings per share:

Basic earnings per share have been calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

				Consolidated
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
	Common shares		Common shares
(Loss) profit for the period
Attributed to owners of the Company	1,021,477	(751,952)	499,682	169,714
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.70062	(0.51575)	0.34272	0.11640

			Parent Company
	Nine-month period ended		Three-month period ended
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
	Common shares		Common shares
(Loss) profit for the period
Attributed to owners of the Company	1,021,477	(751,952)	499,682	169,714
Weighted average number of shares	1,457,970	1,457,970	1,457,970	1,457,970
Basic and diluted EPS	0.70062	(0.51575)	0.34272	0.11640

27.   EMPLOYEE BENEFITS

The information related to employee benefits did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012, except for the event mentioned below, and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2013.

•       CBS Prev Plan

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The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the fund generating the benefit, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the fund generating the benefit.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

Therefore, as of September 30, 2013 the Company has the following pension plans:

•         Plan covering 35% of average salary

•         Supplementary average salary plan

•         Mixed supplementary benefit plan

•         CBSPrev Namisa Plan

•         CBS Prev Plan

28.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012	9/30/2013	12/31/2012
Transnordestina	R$	Up to 12/08/2027 and indeterminate	2,050,260	1,626,509	20,600	1,800	167,216	4,866	2,238,076	1,633,175

CSN Cimentos	R$	Up to 11/18/2014 and indeterminate			26,423	25,403	39,287	42,397	65,710	67,800

Prada	R$	Up to 2/07/2014 and indeterminate			10,133	10,133	21,616	21,616	31,749	31,749

Itá Energética	R$			7,326						7,326

CSN Energia	R$	Indeterminate			2,829	4,192			2,829	4,192

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indeterminate	1,003	1,003					1,003	1,003

Total in R$			4,051,263	3,634,838	59,985	41,528	228,119	68,879	4,339,367	3,745,245

CSN Islands VIII	US$	12/16/2013	550,000	550,000					550,000	550,000

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	3/15/2014	20,196						20,196

Total in US$			3,920,196	3,900,000					3,920,196	3,900,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			9,104,209	8,218,991					9,104,209	8,218,991
			13,155,472	11,853,829	59,985	41,528	228,119	68,879	13,443,576	11,964,236

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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29.   COMMITMENTS

a.      Take-or-pay contracts

As of September 30, 2013, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2012	2013	2013	2014	2015	2016	Após 2016	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	127,869	79,606	40,570	162,282	162,282	81,141		446,275

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	51,323	49,988	16,379	65,516	65,516	27,298		174,709

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	12,004	86,792	33,193	132,770	132,770	132,770	1,327,702	1,759,205

FCA	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	661	2,034	17,454					17,454

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	2,578	727	6,825	27,300	27,300	27,300	91,001	179,726

(*) ALL	Railway transportation of steel products	Rail transportation of at least, 20,000 metric tons of steel products monthly, which can vary 10% up or down, originated at the Água Branca Terminal in São Paulo for CSN PR in Araucária, State of Paraná.	8,999	3,297

White Martins	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	91,851	25,286	13,688	54,754	54,754	54,754		177,950

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	339,079	301,427	292,693					292,693

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	326,515	281,501	29,019	116,075				145,094

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the monthly natural gas volume contracted with Compagás.	13,662	13,391	4,041	16,165	16,165	16,165	129,316	181,852

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	11,130	14,270	950	8,553	8,553	8,553	37,063	63,672

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	5,761	6,127	1,768	7,074	7,074	7,074	51,285	74,275

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	30,539	30,030	7,972	15,944				23,916

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	33,894	30,823	8,596					8,596
(*) in renegotiation phase
			1,055,865	925,299	473,148	606,433	474,414	355,055	1,636,367	3,545,417

b.      Concession agreements

Minimum future payments related to government concessions as of September 30, 2013 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2013	2014	2015	2016	Após 2016	Total

MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	22,610	90,441	90,441	90,441	836,581	1,130,514

Transnordestina	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	1,816	6,970	6,970	6,970	72,609	95,335

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	73,461	185,771	185,771	185,771	1,114,626	1,745,400

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	8,252	24,756	24,756	24,756	222,800	305,320

		106,139	307,938	307,938	307,938	2,246,616	3,276,569

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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30.   INSURANCE

In 2013, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to June 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon and Namisa. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits. The other units are insured under named risks policies.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of interim financial statements and, accordingly, were not reviewed by our independent auditors.

31.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated	Parent Company
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Income tax and social contribution paid	26,493	139,668
Increase of PP&E with interest capitalization	374,902	297,471	232,064	207,450
Purchase of PP&E without cash addition				373,673
	401,395	437,139	232,064	581,123

32.   EVENTS AFTER THE REPORTING PERIOD

•       Amendment to the Term of Adjustment of Conduct – TAC INEA 026/2010

On October 4, 2013, CSN, SEA – State Environment Secretariat, CECA – State Environmental Control Commission and INEA - State Environment Institute, bodies from the State of Rio de Janeiro, signed the Second Amendment to the Term of Adjustment of Conduct – TAC (TAC.INEA 026/10), extending for additional 24 months the term for executing environmental actions in the area of Presidente Vargas Steel Mill – UPV in Volta Redonda. The amount of investments foreseen for this new agreement is R$165,300, totaling 46 operating improvement and environmental monitoring actions.

•       Dividends and Interest on capital

On November 13, 2013, the Board of Directors approved the payment to the shareholders of interest on capital amounting to R$100,000 and interim dividends amounting to R$400,000. This amount, to be paid on November 28, 2013, represents an advance of the mandatory minimum dividend for the year 2013.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2013, which comprises the balance sheet as of September 30, 2013 and the related statements of income, and of comprehensive income, for the three and nine-months periods then ended and of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

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Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Emphasis of matter

Restatement of corresponding amounts

As referred to in note 3 to the financial statements, due to the change in accounting policy related to application of the following accounting pronouncements: (i) IFRS 10 Consolidated Financial Statements, equivalent to CPC 36 (R3) - “Demonstrações Consolidadas”; (ii) IFRS 11 Joint Arrangements, equivalent to CPC 19 (R2) - "Negócios em Conjunto", the individual and consolidated corresponding figures relating to the balance sheet as of December 31, 2012, and the related interim financial information relating to income statement, comprehensive income, changes in equity, cash flows and value added (supplemental information) for the nine months ended September 30, 2012, presented for comparative purposes, have been adjusted and are restated as required by CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial Statements. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA), for the nine-month period ended September 30, 2013, prepared under the responsibility of the Company's Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for International Financial Reporting Standards – IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2013

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.